Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated June 8, 2005

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

Vodafone Group Plc

Annual Review & Summary Financial Statement

For the year ended 31 March 2005

Building our future.

vodafone™

Vodafone Group Plc Financial highlights

	Year ended 31 March
	2005		2004		Change
	£m		£m		%

Group turnover	34,133		33,559		2

Profit/(loss) on ordinary activities before taxation

– before goodwill amortisation and exceptional items	10,300		10,035		3

– after goodwill amortisation and exceptional items	(4,702)		(5,047)		(7)

Earnings/(loss) per share (pence)

– before goodwill amortisation and exceptional items	10.41	p	9.10	p	14

– after goodwill amortisation and exceptional items	(11.39	)p	(13.24	)p	(14)

Net cash inflow from operating activities	12,713		12,317		3

Free cash flow	7,847		8,521		(8)

Net debt at 31 March	(8,339)		(8,488)		(2)

Our vision is to be the world’s mobile communications leader enriching our customers’ lives through the unique power of mobile communications

Contents

Strategy		Summary Financial Information
1	Chairman’s Statement	30	Summary Consolidated Profit & Loss Account
4	Chief Executive’s Review	30	Summary Consolidated Statement of Total Recognised
			Gains & Losses
Performance		31	Summary Consolidated Balance Sheet
12	Financial Review	32	Summary Consolidated Cash Flow
18	Summary of Mobile Telecommunications	33	Notes to the Summary Financial Statement
	Customer Information	35	Five Year Summary

Corporate Governance		Shareholder Information
20	Corporate Responsibility	36	Additional Information
22	The Board of Directors	39	Use of Non-GAAP Financial Information
24	Summary Directors’ Report	40	Cautionary Statement Regarding Forward-Looking
25	Independent Auditors’ Statement to the Members		Statements
	of Vodafone Group Plc
26	Summary of the Board’s Report to Shareholders
	on Directors’ Remuneration

The Annual Review & Summary Financial Statement contains certain information on the Group’s results and cash flows that have been derived from amounts calculated in accordance with UK Generally Accepted Accounting Principles, (“UK GAAP”), but are not themselves UK GAAP measures. They should not be viewed in isolation as alternatives to the equivalent GAAP measure and should be read in conjunction with the equivalent UK GAAP measure. Further disclosures are also provided under “Use of Non-GAAP Financial Information” on page 39.

Back to Contents

Chairman’s Statement Building our future

It is my pleasure to report another year of achievement for your company, with robust increases in customer numbers, mobile revenue and operating cash flow, enabling us to substantially increase returns to shareholders.

Executing our strategic goals

Last year we outlined six strategic goals, designed then to ensure the delivery of increased value to our customers and shareholders as we move into a new era in mobile telecommunications. I believe we have made significant progress, particularly with the consumer launch of 3G and the ongoing implementation of our One Vodafone programme.

In November, we announced the full roll-out of our consumer 3G offering across 13 markets. This was an important step in our 3G strategy and followed the success of the Vodafone Mobile Connect 3G/GPRS data card introduced in February last year. The enhancements that 3G brings will enable us to build on the success we have achieved with Vodafone live! since the service started in October 2002. We now have almost 31 million active Vodafone live! users and have a total of 2.4 million 3G devices registered on our networks.

Vodafone live! and Vodafone Mobile Connect are prime examples of how we offer services that are focused on specific customer needs. The most recent examples of this approach have been the launch of Vodafone Simply, which caters for those customers who want an uncomplicated and straightforward mobile experience, and the simplification of our roaming tariffs with the introduction of Vodafone Travel Promise.

Our ability to launch common services across so many markets at the same time is evidence of how Vodafone is beginning to deliver the advantages of scale and scope and, in particular, shows the benefit of creating central marketing and technology functions last year. We are building on these achievements through our One Vodafone programme to drive further benefits from our global footprint.

Extending our global reach

We have continued to pursue selective opportunities to expand our geographic footprint, with a particular focus on Central and Eastern Europe. In March, we announced that we had entered into conditional agreements with TIW of Canada to acquire 79% of the share capital of MobiFon S.A. in Romania, in which we already have a 20% interest, and 100% of the share capital of Oskar Mobil a.s. in the Czech Republic. Both companies are fast growing mobile operators that will benefit further from the global services and scale benefits that Vodafone can deliver. We expect that completion will take place before the end of June 2005.

In October, the merger of Vodafone Holdings K.K. and Vodafone K.K. in Japan was completed following our successful tender offer to increase our shareholdings in both companies. This clearly demonstrates our long-term commitment to the strategically important mobile market in Japan. The merger has created a simplified company structure which has already contributed towards greater operational effectiveness and financial efficiencies and, although the business is currently not performing as well as we would wish, I am confident that, in time, our investment will prove to be very rewarding.

Strategy |	1

Back to Contents

Chairman’s Statement Building our future

In December, we signed a Partner Network Agreement with SmarTone in Hong Kong, bringing the number of our Partner Networks to fourteen. SmarTone, now fully rebranded SmarTone-Vodafone, is one of Hong Kong’s leading mobile operators in multimedia services.

Responsible behaviour

Mobile telecommunications brings many positive social, environmental and economic benefits, although for some it also brings concerns about possible health effects. Our approach is to continue to support research aligned with the World Health Organisation's priorities and to provide customers and local communities everywhere we operate with up to date, reliable information in plain language. We are committed to communicating clearly to ensure people have the information they want to make decisions on mobile telecommunications.

For Vodafone, corporate responsibility is about understanding the expectations of our stakeholders and taking appropriate action to meet those expectations. We are, therefore, integrating corporate responsibility into the business and this is reflected in our strategic goals, our values and our Business Principles.

During the year, Vodafone and its operating companies made charitable donations of £33 million to The Vodafone Group Foundation, local Vodafone Foundations and social projects. To support the humanitarian rescue operation following the Asia Tsunami disaster, Vodafone, its employees and

Foundations committed total funds of over £2.5 million, including the provision of free calls to and from the affected region as well as employee matched donations in a number of countries. A summary of our corporate responsibility activity in the year is set out later in this report, with full details available in our Corporate Responsibility Report, which I believe you will be pleased to read.

Delivering value to shareholders

Your Board believes that with the continuing financial strength of your Company it is possible to increase returns to shareholders through enhanced dividend payments and share purchases. In November, the interim dividend was increased by 100% and the directors are now recommending that the final dividend is also increased by 100%.

We have also continued with our share purchase programme and in the year to 31 March 2005 purchased approximately 3 billion shares at a cost of £4 billion. We shall be seeking shareholder approval at the Annual General Meeting (“AGM”) for the purchase of up to a further £4.5 billion of shares during the current financial year and I look forward to your support.

Effective leadership

As part of a new organisational structure designed to assist in the delivery of the Group’s strategic goals, Sir Julian Horn-Smith was appointed Deputy Chief Executive on 1 January

Informing parents and children in the UK

Many parents are concerned that their children mightreceive inappropriate content on their mobile phones orbe induced to take part in chat rooms or internet games.The industry has developed services to help parentsaddress these issues but many people are not aware theseservices exist. Vodafone UK produced a Parent’s Guide toMobile Phones to help inform people.

>	We worked with the National Family and Parenting Institute (NFPI) which has expertise in dealing with child-related issues.

>	The Guide provides clear and comprehensive information for parents about new services available on mobile phones which mean children can use their mobiles without putting themselves at risk.

>	Over 22,000 hard copies of the Guide were distributed and the booklet is available as a pdf on the Vodafone UK and NFPI websites.

>	Vodafone UK also worked with other mobile operators to produce ‘B-Aware’, an educational pack for schools, tackling difficult issues such as bullying and the use of internet chat rooms on mobiles. Over 1,200 schools requested the packs.

2	| Strategy

Back to Contents

this year. In this role, Sir Julian leads a new function, Global Business Development, which is responsible for delivering Vodafone’s products and services portfolio into the Group’s affiliates and Partner Networks. The Global Business Development team has also assumed responsibility for expanding and consolidating our footprint through our Partner Network programme and any acquisition activities. It was a great pleasure for us all that the Queen awarded Julian a Knighthood in her last birthday honours list. The honour was very much deserved and is appropriate recognition of the outstanding contribution he has made to the success of your Company.

At the conclusion of the AGM to be held in July, our Financial Director, Ken Hydon, will retire. Ken was one of the first directors of your Company and he has done a superb job in helping to guide the Company from its origins to the world leader it is today. His financial discipline and acumen has enabled Vodafone to invest significantly in customers, infrastructure and acquisitions whilst maintaining financial strength and flexibility at all times. He will be missed by his colleagues and we wish him a very happy and well deserved retirement.

Also retiring at the AGM will be Sir David Scholey, a non-executive director since 1998. David’s wise counsel will also be missed and we thank him for his service and contribution to the Board over many years.

We have announced that Andy Halford, who, until the end of December, was Chief Financial Officer at our US affiliate,

Verizon Wireless, will succeed Ken Hydon. Andy Halford joined Vodafone in 1999 as Financial Director, Vodafone UK. In 2001 he was given regional responsibility as Financial Director for the UK, Northern Europe, Middle East and Africa before moving to his position with Verizon Wireless in 2002.

On 1 January, I was delighted to welcome Sir John Bond to the Board as a non-executive director. Sir John, who is Group Chairman of HSBC Holdings plc, one of the world’s largest banks, brings with him many years experience and a track record of success in international markets, particularly in Asia and the Americas. His skills will be of great benefit to the Board.

For the first time, all the directors are retiring and seeking re-election this year. This is a responsible step forward as we seek to maintain the highest standards of corporate governance.

It is only with the support and commitment of all employees, at all levels, that we are able to continue the growth of Vodafone. In thanking them all, I look forward to their ongoing contribution to achieving further progress in the current year.

Lord MacLaurin of Knebworth, DL Chairman

Strategy |	3

Back to Contents

Chief Executive’s Review Delivering operating performance

4	Delivering operating performance

6	Delighting our customers

8	Implementing One Vodafone

10	Increasing shareholder returns

11	Executing our strategy

Proportionate customers

This has been another successful year for Vodafone. We closed the year with nearly 155 million proportionate customers, having generated £7.8 billion of free cash flow. Cash shareholder returns increased to £6 billion as we doubled the dividend and purchased £4 billion of our shares. We also launched 3G for consumers and firmly established our One Vodafone plan – key drivers for our future growth.

Our results are built on the base of a strong overall Group operational performance that has delivered on all our key targets.

Organic growth of 12% in proportionate customers was driven by particularly strong performances in the year in Germany, Spain and the US. Customer growth has again been the driver for the increase in revenue but, as average customer expenditure has reduced, this led to organic growth in proportionate mobile revenue of 9%.

In a competitive market place, we achieved this overall revenue growth whilst maintaining proportionate EBITDA margins at similar levels year on year.

On a statutory basis, Group revenue increased by 2% to £34.1 billion. Removing the effect of acquisitions and disposals and adverse foreign exchange movements, organic revenue growth was 6%.

Cash flow generation continued to be robust, reflecting the underlying strength of our operations and financial structure.

4	| Strategy

Back to Contents

Turnover

Operating cash flow increased by £0.4 billion to £12.7 billion, driven by higher revenue. Free cash flow for the year was £7.8 billion, compared to £8.5 billion last year that included one-off items amounting to £0.8 billion. This strong cash flow supports our significant increases in shareholder returns this year.

This past financial year we added a further £5.1 billion of fixed assets, primarily in respect of our mobile network infrastructure. This amount is only slightly higher than the prior year, even though we continue to invest significantly in our 3G networks.

Our operating performance in Europe remains robust. In the US, Verizon Wireless has performed exceptionally well, delivering impressive financial performance across all metrics. We have a productive working relationship with our partner, Verizon Communications, and believe that we will continue to benefit from our investment in Verizon Wireless as we go forward.

We face challenges in Japan, where we are half way through a two year plan to turnaround our business. This plan has three main objectives: to improve the attractiveness of 3G handsets and content in that market, to increase the effectiveness of our distribution channels and to improve the coverage of our 3G network.

Cash flow

Japan remains a strategically important mobile market for us and is a significant profit generator for the Group, contributing £0.8 billion of operating profit before goodwill amortisation in the last year. However, the pace of change and advanced state of 3G there requires additional focus to improve our competitive position. Together with our three main objectives, we have strengthened the management team and remain focused on a successful execution of our recovery plan.

As we look forward, we see both greater opportunities and greater challenges. The potential for growth in voice and data is significant. However, penetration levels in many of our markets are now reaching saturation and competition is intensifying through existing network operators and the introduction of many more low cost operators and resellers. Greater choice in the market place is leading to rising customer demands. We are also seeing continued regulatory led termination rate reductions.

In this environment, we see winners and losers. We believe Vodafone is uniquely positioned to succeed through our scale and scope and the customer focus of all our employees. To achieve this success, we are focused on the execution of the six strategic goals that we outlined last year; delighting our customers, leveraging our scale and scope, expanding market boundaries, building the best global team, being a responsible business and providing superior shareholder returns.

Strategy |	5

Back to Contents

Chief Executive’s Review Delighting our customers

Focus on customer needs

A core strategic goal is delighting our customers. Vodafone has nearly 155 million proportionate customers around the world, all with the common need to communicate with friends, family and colleagues wherever they are. Within this common need, our customers have different communication requirements. Some may need constant and real time access to their email. Others may want to download music and games. Others just want to talk. However, all of our customers desire simplicity and transparency. Vodafone aims to deliver increasing value to its customers by creating innovative services that meet these different needs, supported by world class customer service.

One of the key elements in delighting our customers was the launch in November 2004 of our 3G consumer service, Vodafone live! with 3G. This service fundamentally changes mobile communications for our customers and gives Vodafone a platform to deliver a market leading, differentiated proposition. Most importantly, it represents a significant ongoing growth opportunity for the Group through new and enhanced services, additional network capacity and innovative pricing.

Creating new and enhanced services

Customers have been enjoying Vodafone live! services on 2.5G since its launch in October 2002. With the introduction of 3G, these services are enhanced through greater data speed and capacity, providing a better customer experience. Faster network speed, more network capacity and increasingly sophisticated devices also means many new services can be delivered to the mobile. The result is clearer pictures, more exciting games and better music and sound quality. We now offer 3D games, full track music downloads with CD-like quality in addition to real music and polyphonic ringtones and a wider range of video based services, including video calling and higher quality film, music and entertainment clips. We have also significantly increased the range and depth of content as mobile has become a more attractive channel to content providers.

But 3G is not all about consumer services, as it provides a significant enhancement to business offerings as well. This has been most evident with the Vodafone Mobile Connect data card, which enables business customers to connect to their office systems whilst on the move. Greater speed and capacity means much easier access and use of email and other office applications – our customers can now use their laptops as if they were in the office. We have expanded our push email offerings recently and are also working closely with a number of leading IT industry players to bring historically fixed line internet services to the mobile world.

> What’s New. The place to find the latest ringtones,
games, music, sport and film clips every day.
> Music & Tones. Want a ringtone, music video or a
Full Track Music Download? We have the lot, from
chart acts to archive hits.
> Games. From arcade style classics to the very
latest 3D games releases, all the best games
optimised for your mobile phone are here.
> Sport. Missed the match, racing results or want
the highlights? Get the latest sports news and
video clips from Sky, as well as fixture information
and updates on the winners and losers.
> News & Weather. The place to catch up with
what’s happening around the world, check the
weather or the lottery results and even hear the
latest celebrity gossip.
> Film. Watch video clips from the latest cinema,
DVD and video releases, or download a classic
comedy video clip to watch later.
> Find & Seek. Lost and need to find somewhere?
You can get maps and directions to services,
banks, entertainment, restaurants and clubs no
matter where you are.

6	| Strategy

Back to Contents

Capturing more minutes

3G provides significantly more capacity in our networks. This gives us the ability to drive voice minutes that are currently carried on fixed lines onto mobile networks, so called fixed to mobile substitution, and therefore generate additional revenue. To put this opportunity into perspective, approximately two thirds of all voice traffic in Europe today is carried on fixed line networks, offering significant market expansion potential for Vodafone in voice minutes.

Offering innovative pricing

Whilst we can now offer a much richer customer experience, the key to generating additional revenue is to encourage customers to use more services and increase their mobile spending, in an environment where people want simplicity and more value at lower cost.

To deliver on this basic customer need, we plan progressively to introduce price plans that bundle voice and data services together within an attractive value proposition for our customers, whilst at the same time encouraging higher usage. The more cost efficient nature of the new technology also enables us to provide these additional services and revenue without incurring a substantial change in underlying costs, thereby creating value for shareholders.

Customer management

With rising customer expectations and increasing choice, effective customer management is increasingly important. We seek regular feedback on customer satisfaction and brand preference and closely monitor network performance. We also offer a wide range of attractive loyalty schemes so as to maximise customer retention. In highly penetrated markets, customer retention is a critical driver of market and financial success.

Driving revenue growth

We aim to delight our customers through tailoring services to what they really want. We believe the combination of new and enhanced services, greater value offerings and effective customer management will drive revenue growth.

Vodafone live! with 3G delivers an end-to-end customer service through the combined effect of being first to market with the widest and best range of handsets and the most exciting services; providing content from leading providers; offering innovative and value driving pricing; and all of this in a common way across our high quality networks.

But we are doing more than just focusing on 3G; we are expanding our business services, offering an uncomplicated mobile experience through Vodafone Simply and have simplified and increased the value to customers of our roaming tariffs. Our focus on customer needs provides the basis for the future.

Strategy |	7

Back to Contents

Chief Executive’s Review Implementing One Vodafone

Leverage scale and scope

Another key goal is to deliver fully the benefits of our scale and scope. As the Group has expanded over the past few years, we have been able to achieve some significant scale benefits. For example, as the volumes of network equipment and handsets we have purchased from the same suppliers have increased, we have secured better pricing. We have also harmonised the brand in many of our markets and started offering common products and services.The One Vodafone programme builds on this to further integrate our businesses and create sustainable competitive advantage.

The programme is focused on six major areas of our business, defined as networks, service platforms, IT delivery, terminals, customer management and roaming. We aim to leverage scale and scope through a combination of standardising designs and processes, reducing duplication, centralising certain functions and sharing best practice. The effect will be to improve our time to market with new offerings, create a consistent customer experience across our networks and enable us to achieve a strategic, lowest cost position.

During the year to March 2005, we have established objectives, plans and the supporting organisation to deliver on our programme. Whilst we are in the early stages, some initiatives are more advanced than others.

We are establishing an integrated network planning process to harmonise network specifications across our operations and we have reduced significantly the duplication of research projects across the Group. We have also created operational hosting centres in Germany and Italy for the delivery of common services and our European operations will be migrating to these centres over the next 18 months.

In May 2005, we announced our new roaming proposition that will be available across 14 markets, leveraging our unrivalled footprint. This is a significant step in reducing roaming complexity for our customers. It offers simple pricing that is transparent to customers so that they will know exactly what their charges will be when abroad. The basic principle is that, where available, a customer’s home tariff will apply abroad, with the same call set-up fee being charged for each call made.

The consumer launch of 3G saw us begin to offer converged, global handsets as we introduced ten common handsets across our markets and we will develop this portfolio going forward whilst still catering for specific local market needs.

8	| Strategy

Back to Contents

IT delivery is one of the most complex areas as we aim to consolidate our business-critical billing and customer support systems and will take place over a longer time frame than the other initiatives. This will simplify our systems and lead to a lower cost structure in the future.

For the year ahead, our focus will be on implementing our plans and beginning to deliver improvements. The net benefit to us in the short term will be limited as we will incur costs in centralising certain activities. The first substantial benefits are expected in the year to March 2007, with the programme fully up and running in the year to March 2008.

Financial targets

The One Vodafone programme is targeted to deliver £2.5 billion of incremental pre-tax operating free cash flow improvements in the year ending March 2008. This is an annual benefit and is made up of cost savings of £1.4 billion and revenue enhancements of £1.1 billion.

We expect that, in the year to March 2008, combined mobile operating and capital expenditures will be broadly similar, in absolute terms, to the year to March 2004, even after four years of projected revenue growth and assuming no significant changes in foreign exchange rates and after adjusting for acquisitions and disposals.

Our revenue targets are equivalent to at least 1% additional revenue market share in the year to March 2008 compared to the year to March 2005. We will measure this in our five major controlled markets compared to our principal established competitors.

Build the best global Vodafone team

With effect from the beginning of 2005, we restructured the business to create a flatter organisational structure that is better positioned to respond to the rising expectations of our customers and to deliver on 3G and One Vodafone.

The previous regional structure has been simplified so that major countries and business areas now report directly to me. This new structure focuses more attention on customers in Vodafone’s local markets, enhances our ability to deliver seamless services and speeds up execution.

Strategy |	9

Back to Contents

Chief Executive’s Review Increasing shareholder returns

Increasing shareholder returns

Overall, the business is performing well. We are generating strong cash flows and, through our focus on customers and leveraging our scale and scope, we continue to see strong growth prospects for the business.

These factors have enabled us to deliver a substantial increase in shareholder returns in the year. At our interim results we doubled the dividend and indicated we would do the same for the final dividend, which we have now proposed for approval at the AGM. In addition to increasing the dividend, we re-purchased £4 billion of our shares in the year to March 2005. The result was an increase in cash returns to shareholders compared to the previous year from £2.3 billion to £6 billion.

Through our shareholder returns policy, we wish to continue to provide shareholders with a mix of dividends and share purchases, whilst retaining flexibility within our debt capacity to pursue selective acquisition opportunities should they arise. Given our strong financial position, we see no need for the business to reduce absolute levels of debt in the future.

Having increased the dividend by 100% in the year, we currently expect future increases in dividends to be in line with underlying growth in earnings. We also intend to continue to purchase shares on an ongoing basis, although this is subject to gaining shareholder approval each year. For the year to March 2006, we are targeting another £4.5 billion of share purchases. Given our expectations for cash generation in the year ahead, we would expect shareholder returns to represent a pay out ratio of approximately 100%.

Expanding market boundaries

The proposed acquisition of TIW’s mobile interests in Romania and the Czech Republic is very much in line with our acquisition strategy, focusing on selected opportunities, primarily in Central and Eastern Europe. These businesses are fast growing and we believe they will benefit fully from the global services and scale benefits that our Group can deliver. Retaining financial flexibility to pursue these incremental opportunities enables us to act quickly and decisively when the ability to enhance shareholder value arises.

10	| Strategy

Back to Contents

Chief Executive’s Review Executing our strategy

Executing our strategy

We have made excellent progress in executing against our strategic goals in the year but there is still much to do. We have restructured the business to more closely align ourselves to these goals and have outstanding and passionate leaders and people in the organisation to deliver them. Our commitment to deliver on our goals is underlined by our values, which state that everything we do is driven by our passion for customers, our people, results and the world around us.

Outlook

For the year ahead, we see organic growth in proportionate mobile revenues in the 6% to 9% range with proportionate mobile EBITDA margin flat to 1 percentage point lower. We expect to add approximately a further £5 billion of fixed assets as we continue to expand our 3G networks. Free cash flow is anticipated to be in the £6.5 billion to £7 billion range, with a lower level of dividends expected from Verizon Wireless combined with higher cash expenditure on taxation and fixed assets offsetting growth in operating cash flow.

This year Vodafone has taken important steps to deliver ongoing growth and increased shareholder returns. The future for mobile communications is both challenging and exciting. We face increasing competition and differing regulatory environments but the opportunities for us remain significant. We are in a unique position and, through our launch of 3G and the establishment of One Vodafone, we are creating platforms to deliver differentiated services to the benefit of both our customers and shareholders.

Arun Sarin
Chief Executive

Executing our strategic goals

Strategy |	11

Back to Contents

Financial Review

Profit and Loss Account

Group overview

	Year ended 31 March
	2005	2004	% Change
	£m	£m	£	Organic(2)

Turnover
Mobile telecommunications	33,184	31,915	4	5
Other operations	1,108	2,128	(48)
Less: turnover between mobile and other operations	(159)	(484)

	34,133	33,559	2	6

Total Group operating loss	(4,111)	(4,230)
Mobile telecommunications (1)	10,875	10,729	1	4
Other operations (1)	29	20	45

	10,904	10,749	1	5
Goodwill amortisation	(14,700)	(15,207)	(3)
Exceptional operating items	(315)	228
Exceptional non-operating items	13	(103)
Net interest expense	(604)	(714)	(15)
Taxation	(2,236)	(3,154)	(29)

Loss on ordinary activities after taxation	(6,938)	(8,201)	(15)

Loss for the financial year	(7,540)	(9,015)	(16)

Mobile telecommunications
	Year ended 31 March
	2005	2004	% Change
	£m	£m	£	Organic(2)

Total service revenue	29,322	28,249	4	5
Other revenue(3)	3,862	3,666	5

	33,184	31,915	4	5

Trading results:
Voice services	24,349	23,708	3	4
Non-voice services	4,973	4,541	10	11

Total service revenue	29,322	28,249	4	5
Net other revenue(3)	557	512	9
Interconnect costs	(4,311)	(4,137)	4
Other direct costs	(1,975)	(2,004)	(1)
Net acquisition costs(3)	(2,051)	(1,897)	8
Net retention costs(3)	(1,914)	(1,638)	17
Payroll(1)	(2,091)	(2,016)	4
Other operating expenses(1)	(4,693)	(4,802)	(2)
Depreciation and amortisation(1)	(4,971)	(4,197)	18
Share of operating profit in associated undertakings	3,002	2,659	13

Total Group operating profit (1)	10,875	10,729	1	4

Notes:
(1)	Before goodwill and exceptional operating items
(2)	Organic growth is adjusted to reflect current year and prior year results at constant exchange rates, using like-for-like ownership levels in both years
(3)	Turnover for the mobile telecommunications business includes revenue of £3,305 million (2004: £3,154 million) which has been deducted from acquisition and retention costs and excluded from other revenue in the trading results

12	| Performance

Back to Contents

Turnover

Turnover in the mobile business increased by 4%, or 5% on an organic basis, for the year ended 31 March 2005. The increase in turnover was driven principally by organic service revenue growth, at constant exchange rates, of 5%, which improved principally as a result of a 9% increase in the average controlled customer base and 10% growth in total voice usage compared to the prior year, offset by the effect of regulatory and competitive pressures on pricing and the increase in the proportion of prepaid customers.

Voice revenue improved by 4% on an organic basis, following an increase in voice usage, partially offset by tariff reductions due to increased competition and lower termination rates.

Non-voice service revenue increased to £4,973 million for the year ended 31 March 2005, or by 11% on an organic basis. Messaging revenue continued to represent the largest component of non-voice revenue at £3,589 million for the financial year, a 7% increase over the previous financial year. Non-messaging data revenue increased by 17% to £1,384 million as we continued to drive adoption of consumer services, such as Vodafone live! and Vodafone live! with 3G, and business offerings, including the Vodafone Mobile Connect data card and BlackBerry from Vodafone.

Other revenue increased to £3,862 million, principally due to growth in revenue related to acquisition and retention activities to £3,305 million, being 7% on an organic basis. The increase has arisen principally from higher levels of gross additions and upgrades in the year, partially offset by a reduction in the average handset sales price.

Total Group operating profit before goodwill amortisation and exceptional items

Total Group operating profit, before goodwill amortisation and exceptional items, increased by 1% to £10,875 million, comprising organic growth of 4%, offset by unfavourable exchange rate movements, particularly the strengthening of sterling against the euro and the US dollar.

Acquisition and retention costs, net of attributable revenue, increased by 12% to £3,965 million. The increase was primarily driven by higher customer growth in the UK and Spain and increased investment in retention activities in the UK and Japan. Other operating expenses as a percentage of service revenue reduced from 17.0% to 16.0% as we continued to realise cost efficiencies, particularly in network and IT costs.

Depreciation and licence amortisation charges increased by 18% following the commencement of 3G services in a number of our controlled mobile businesses. Licence amortisation amounted to £412 million in the year, compared to £98 million in the prior year.

Our share of operating profit, before goodwill amortisation and exceptional items, in associated undertakings grew strongly, primarily due to growth at Verizon Wireless in the US.

Non-mobile telecommunications
Turnover from other operations decreased by 48% to £1,108 million in the year ended 31 March 2005, principally as a result of the deconsolidation of Japan Telecom from 1 October 2003.

Group operating profit, before goodwill amortisation and exceptional items, increased by 45% to £29 million, mostly due to operational efficiencies in Arcor.

Exceptional operating items
In accordance with accounting standards we regularly monitor the carrying value of our fixed assets. A review was undertaken as at 31 March 2005 to assess whether the carrying value of assets was supported by the net present value of future cash flows derived from assets using cash flow projections for each asset in respect of the period to 31 March 2015. The results of this review indicated that an impairment charge of £315 million was necessary in respect of goodwill held in relation to Vodafone Sweden. The impairment results from fierce price competition in the Swedish market combined with onerous 3G licence obligations.

Net exceptional operating income for the previous financial year of £228 million comprised £351 million of expected recoveries and provision releases in relation to a contribution tax levy on Vodafone Italy, net of £123 million of restructuring costs, principally in the UK.

Exceptional non-operating items
The net exceptional non-operating credit for the year ended 31 March 2005 of £13 million (2004: charge of £103 million) principally relates to profits on disposal of fixed asset investments. The prior year charge principally related to a loss on disposal of the Japan Telecom fixed line operations.

Net interest payable

	Year ended 31 March
	2005	2004	Change
	£m	£m	%

Group net interest payable	151	310	(51)
Dividends from investments	(19)	(26)	(27)
Potential interest charges
arising on settlement of
outstanding tax issues	261	215	21

Group net interest payable	393	499	(21)
Share of associated
undertakings	211	215	(2)

Total Group net interest payable	604	714	(15)

Group net interest payable before dividends from investments fell by 51% to £151 million, primarily reflecting a reduction in average net debt. Group net interest payable was covered 37 times by operating cash flow plus dividends received from associated undertakings.

Performance |	13

Back to Contents

Financial Review continued

Taxation

The effective rate of taxation for the year ended 31 March 2005 is (47.6)% compared to (62.5)% for the year ended 31 March 2004. This rate includes the impact of goodwill amortisation and exceptional items, which may not be taxable or deductible for tax purposes. Aside from non-tax deductible goodwill, which results in a negative effective tax rate, our tax charge has benefited from the finalisation of the reorganisation of our German operations in the current period, which has outweighed the impact of reduced tax incentives in Italy and the absence of last year’s one-off benefit from the restructuring of our associated undertakings in France.

Our tax charge has also benefited from exceptional current and deferred tax credits of £599 million, which relate to tax losses in Vodafone Holdings K.K. becoming eligible for offset against the profits of Vodafone K.K. following the merger of the two entities on 1 October 2004. The tax credit was recognised following shareholder and regulatory approval of the transaction in the period.

Basic loss per share

Our basic loss per share, after goodwill amortisation and exceptional items, improved from a loss per share of 13.24 pence to a loss per share of 11.39 pence for the year ended 31 March 2005. The loss per share includes a charge of 22.21 pence per share (2004: 22.33 pence per share) in relation to the amortisation of goodwill and a credit of 0.41 pence per share (2004: charge of 0.01 pence per share) in relation to exceptional items.

Balance Sheet

Assets

Intangible fixed assets decreased from £93,622 million at 31 March 2004 to £83,464 million at 31 March 2005, as a result of £12,929 million of goodwill amortisation charges, £412 million of other amortisation charges and an impairment charge of £315 million, partially offset by £1,651 million of exchange movements and £1,757 million of goodwill arising on acquisitions made in the 2005 financial year.

Tangible fixed assets increased from £18,083 million at 31 March 2004 to £18,398 million at 31 March 2005 as a result of £5,066 million of additions during the year, offset by £4,528 million of depreciation charges in the 2005 financial year. Network infrastructure assets of £14,620 million (2004: £14,823 million) represented approximately 79% (2004: 82%) of the total tangible fixed asset base at 31 March 2005. Additions to network infrastructure in the year totalled £3,250 million.

Our investments in associated undertakings reduced from £21,226 million at 31 March 2004 to £19,398 million at 31 March 2005, mainly as result of £1,771 million of goodwill amortisation charges and £214 million of exchange movements.

Other fixed asset investments at 31 March 2005 totalled £852 million (2004: £1,049 million) and include our equity interest in China Mobile.

Current assets decreased to £11,794 million from £13,149 million, principally as a result of a reduction in cash and liquid investments, partially offset by an increase in tax assets.

Liabilities

Our total liabilities decreased by 1.3% over the 2005 financial year.

Equity shareholders’ funds

Total equity shareholders’ funds decreased from £111,924 million at 31 March 2004 to £99,317 million at 31 March 2005. The decrease comprises the loss for the year of £7,540 million (which includes goodwill amortisation of £14,700 million), equity dividends of £2,658 million, purchases of the Company’s own shares (held in treasury) of £3,997 million and £27 million of other movements, partially offset by net currency translation gains of £1,467 million and the issue of new share capital of £136 million.

Equity Dividends

The table below sets out the amounts of interim, final and total cash dividends paid or, in the case of the final dividend for the 2005 financial year, proposed in respect of each financial year.

	Year ended 31 March

	2005	2004
	Pence	Pence

Interim	1.91	0.9535
Final (1)	2.16	1.0780
Total	4.07	2.0315

(1)	The final dividend for the year was proposed on 24 May 2005 and is payable on 5 August 2005 to holders of record as of 3 June 2005.

The Company has historically paid dividends semi-annually, with a regular interim dividend in respect of the first six months of the financial year payable in February and a final dividend payable in August. The Board of directors expects that the Company will continue to pay dividends semi-annually.

In considering the level of dividends, the Board of directors takes account of the outlook for earnings growth, operating cash flow generation, capital expenditure requirements, acquisitions and divestments, together with the amount of debt and share purchases. In November 2004, the directors declared an interim dividend of 1.91 pence per share, representing an approximate 100% increase over last year's interim dividend, with the expectation that the final dividend would also be increased by 100%.

14	| Performance

Back to Contents

Consistent with this, the directors have recommended a final dividend of 2.16 pence per share, representing an approximate 100% increase over last year’s final dividend, and bringing the total dividend per share to 4.07 pence, a doubling of last year’s total. Following this rebasing of the dividend, the Board of directors expects future increases in dividends per share to reflect underlying growth in earnings.

Liquidity and Capital Resources

Cash flows

During the 2005 financial year, we increased our net cash inflow from operating activities by 3% to £12,713 million and generated £7,834 million of free cash flow.

Free cash flow decreased from the prior financial year, principally due to one-off cash receipts in the prior year, including £572 million received from the closure of financial instruments and £198 million from the fixed line business in Japan prior to its disposal.

	Year ended 31 March
	2005	2004
	£m	£m

Net cash inflow from
operating activities	12,713	12,317
Net capital expenditure on intangible
and tangible fixed assets	(4,879)	(4,371)
Purchase of intangible fixed assets	(59)	(21)
Purchase of tangible fixed assets	(4,890)	(4,508)
Disposal of tangible fixed assets	70	158

	7,834	7,946
Dividends received from
associated undertakings	2,020	1,801
Taxation	(1,616)	(1,182)
Net cash outflow for returns on
investments and servicing of finance	(391)	(44)

Interest on group debt	(336)	31
Dividends from investments	19	25
Dividends paid to minority interests	(74)	(100)
Free cash flow	7,847	8,521

Capital expenditure and financial investment
The increase in net cash outflow for capital expenditure and financial investment from £4,267 million for the 2004 financial year to £4,768 million for the 2005 financial year was due primarily to the timing of cash payments for tangible fixed assets.

During the 2005 financial year, £59 million was spent on intangible assets, principally in respect of additional spectrum in Egypt and Italy. Our expenditure on tangible fixed assets increased by £382 million to £4,890 million during the 2005 financial year, including approximately £1.6 billion spent on incremental 3G network infrastructure.

Dividends from associated undertakings and dividends to minority shareholders
Dividends from our associated undertakings are generally paid at the discretion of the Board of directors or shareholders of the individual operating companies and we have no rights to receive dividends, except where specified within certain of the companies’ shareholders’ agreements. Similarly, we do not have existing obligations under shareholders’ agreements to pay dividends to minority interest partners of our subsidiaries, except as specified below.

Included in the dividends received from associated undertakings was an amount of £923 million received from Verizon Wireless. Until April 2005, Verizon Wireless’ distributions were determined by the terms of the partnership agreement distribution policy and comprised income distributions and tax distributions. From April 2005, tax distributions will continue and a new distribution policy is expected to be set in the future by the Board of Representatives of Verizon Wireless. Current projections forecast that tax distributions will not be sufficient to cover the US tax liabilities arising from our partnership interest in Verizon Wireless until 2015 and, in the absence of additional distributions above the level of tax distributions during this period, this will result in a net cash outflow for us. Under the terms of the partnership agreement, the Board has no obligation to provide for additional distributions above the level of the tax distributions. It is the expectation that Verizon Wireless will re-invest free cash flow in the business and reduce indebtedness for the foreseeable future.

During the year ended 31 March 2005, cash dividends totalling £616 million were received from SFR in accordance with the shareholders’ agreement.

Verizon Communications has an indirect 23.1% shareholding in Vodafone Italy and, under the terms of the shareholders’ agreement, can request dividends to be paid, provided that such dividends would not impair the financial condition or prospects of Vodafone Italy including, without limitation, its credit rating.

Acquisitions and disposals
Net cash outflow from acquisitions and disposals of £2,014 million in the 2005 financial year arose primarily in respect of the business acquisitions of additional stakes in Vodafone Japan, partially offset by the part disposal of Vodafone Egypt to Telecom Egypt.

An analysis of the main transactions in the 2005 financial year, is shown below:

£m

Acquisitions:
Japan (69.7% to 97.7%)	2,380
Hungary (92.8% to 100%)	55
Other acquisitions including investments	45
Disposals:
Japan Telecom withholding tax recovered	(226)
Japan Telecom preference shares	(152)
Egypt (67.0% to 50.1%)	(65)
Other disposals, including investments	(23)

2,014

Performance |	15

Back to Contents

Financial Review continued

Vodafone Italy share purchase
On 19 April 2005, the Board of directors of Vodafone Italy approved a proposal to buy back issued and outstanding shares for approximately €7.9 billion (£5.4 billion). If the proposal is approved by the shareholders of Vodafone Italy, participation will be invited on a pro rata basis. In accordance with Dutch and Italian corporate law the buy back will take place in two tranches, the first in June 2005 and the second expected to be in October 2005. After the transaction is completed the Company and Verizon Communications Inc. will continue to hold approximately 77% and 23%, respectively, of Vodafone Italy indirectly through their wholly owned subsidiaries. It is anticipated that the buy back will be funded from currently available and forecast available cash of Vodafone Italy.

At 31 March 2005, Vodafone Italy had net cash on deposit with Group companies of €7.2 billion (£4.9 billion).

Share purchase programme
When considering how increased returns to shareholders can be provided in the form of dividends and share purchases, the Board reviews the free cash flow, anticipated cash requirements, dividends, credit profile and gearing of the Group.

On 25 May 2004, the Board of directors allocated £3 billion to the share purchase programme for the year to May 2005. The Board subsequently increased the share purchase programme to £4 billion, completing by March 2005, subject to the maintenance of credit ratings. For the period from 27 May 2004 to 31 March 2005, 2,985 million shares were purchased on market on the London Stock Exchange for a total consideration of £4 billion, including stamp duty and broker commissions. The average share price paid, excluding transaction costs, was 133.30 pence, compared with the average volume weighted price over the same period of 133.62 pence.

Shares purchased are held in treasury in accordance with section 162 of the Companies Act 1985. As at 31 March 2005, 3,785 million shares were held in treasury. At the AGM in July 2004, approval was obtained from the shareholders to purchase up to 6.6 billion ordinary shares of the Company. This approval will expire at the conclusion of the Company's AGM on 26 July 2005. Up to 23 May 2005, 2,661 million shares had been purchased under this approval.

The Board of directors has approved a share purchase target for the year to 31 March 2006 of £4.5 billion, including £565 million already spent. Achieving the target purchases will be subject to renewed shareholder approval on 26 July 2005 at the AGM. Shares will be purchased on market on the London Stock Exchange and the maximum share price payable for any share purchase will be no greater than 105% of the average of the middle market closing price of the Company’s share price on the London Stock Exchange for the five business days immediately preceding the day on which any shares are contracted to be purchased and otherwise in accordance with the rules of the Financial Services Authority. Purchases will be made only if accretive to earnings per share, excluding items not reflecting underlying business performance.

Funding

Our consolidated net debt position at 31 March 2005 reduced marginally to £8,339 million, from £8,488 million at 31 March 2004, principally as a result of the cash flow items above, share purchases, equity dividend payments and £143 million of foreign exchange movements.

We remain committed to maintaining a solid credit profile, as currently demonstrated by our stable credit ratings of P-1/F1/A-1 short term and A2/A/A long term from Moody’s, Fitch Ratings and Standard & Poor’s, respectively. Credit ratings are not a recommendation to purchase, hold or sell securities, in as much as ratings do not comment on market price or suitability for a particular investor, and are subject to revision or withdrawal at any time by the assigning rating organisation. Each rating should be evaluated independently.

In aggregate, we have committed facilities of approximately £6,814 million, of which £5,572 million was undrawn at 31 March 2005. The undrawn facilities include a $4.9 billion Revolving Credit Facility that matures in June 2006 and a $5.5 billion Revolving Credit Facility that matures in June 2009. Both facilities support US and Euro commercial paper programmes of up to $15 billion and £5 billion respectively, both of which were undrawn at 31 March 2005. Other undrawn facilities of £77 million are specific to our subsidiaries in Egypt and Albania. Facilities of €350 million (£240 million) in Vodafone Hungary were repaid and cancelled during the period. On 7 October 2004, our ¥600 billion shelf programme in Japan became effective. No bonds have been issued under this programme.

IFRS

We provided an update of the adoption of International Financial Reporting Standards (“IFRS”) on 20 January 2005 which included IFRS financial information for the six months ended 30 September 2004 and the year ended 31 March 2004 on a pro forma basis. Additional IFRS segmental information was provided on 18 March 2005. We currently intend to publish financial information for the year ended 31 March 2005 prepared in accordance with IFRS in July 2005.

On 14 April 2005, the SEC announced it had adopted proposed amendments to Form 20-F which will allow us, in the first year of IFRS adoption, to provide two years of statements of income, changes in shareholders' equity and cash flows prepared in accordance with IFRS, rather than the three years previously required. Our financial information prepared on the basis of IFRS provided on 20 January 2005 and 18 March 2005 had been prepared on the assumption that this rule change would be adopted.

We are not currently aware of any developments to IFRS accounting standards or related interpretations which would result in significant changes to the reconciling differences, as previously reported, between UK GAAP and IFRS financial information for the year ending 31 March 2006.

16	| Performance

Back to Contents

Subsequent events

On 13 April 2005, the Group’s associated undertaking, Verizon Wireless, completed its purchase of NextWave Telecom Inc. for $3 billion in cash.

On 11 May 2005, it was announced that an agreement had been reached to merge Cegetel with neuf telecom.

Outlook

For the year ending 31 March 2006(1)

These expectations for the year ending 31 March 2006 have been prepared on the basis of IFRS. These expectations do not include the impact of the proposed acquisition of interests in MobiFon in Romania and Oskar in the Czech Republic, which are subject to certain conditions.

The Group considers the organic increase in proportionate mobile revenue to be the key growth indicator. As a result of increasing multiple SIM usage and differences in customer number measurement between mobile operators, we will no longer provide customer growth guidance. We will, however, continue to report customer number information on a quarterly basis.

We expect to deliver organic growth in proportionate mobile revenue in the 6% to 9% range. Proportionate mobile EBITDA margin is expected to be in the range of flat to 1 percentage point lower than that achieved in the 2005 financial year, after taking into account the effect of declines in interconnect rates and increased competition.

Capitalised fixed asset additions(2) are anticipated to be similar to the levels for the 2005 financial year at around £5 billion, as we continue the roll out of our 3G networks.

Free cash flow is expected to be in the £6.5 billion to £7.0 billion range. This is expected to be lower than that to be reported under IFRS for the 2005 financial year as the benefit of higher operating cash flow is more than offset by the expectation that dividends received from Verizon Wireless will be approximately £0.7 billion lower and higher payments on fixed assets and tax.

Share purchases by Vodafone Group Plc are currently targeted to be approximately £4.5 billion in the financial year. Vodafone Italy shareholders are expected to approve the repurchase of €7.9 billion of shares in that company at a meeting on 26 May 2005.

The adjusted effective tax rate(3) is expected to be slightly higher than in the 2005 financial year. The absence of the benefits arising in the 2005 financial year from the German reorganisation are expected to be partially offset by the part reversal of deferred tax provisions on unremitted earnings and anticipated tax settlements. However, the adjusted effective tax rate and tax payments are subject to the resolution of open issues, planning opportunities, corporate acquisitions and disposals and changes in tax legislation.

The Group’s outlook statement is prepared on the basis of IFRS. If the Group had prepared an outlook statement on the basis of UK GAAP, there would be no material differences to its expectations for proportionate mobile revenue growth and change in proportionate mobile EBITDA margin between the two bases.

(1)	Comparisons to the 2005 financial year are prepared on the basis of IFRS and, where appropriate, using constant exchange rates and after adjusting for business acquisitions and disposals and items not reflecting underlying business performance.

(2)	Capitalised fixed asset additions represents the aggregate of capitalised property, plant and equipment additions and capitalised software costs.
(3)	The adjusted effective tax rate is calculated excluding items not reflecting underlying business performance and reflecting the Group’s share of its associated undertakings tax on profit on ordinary activities as a component of the total tax charge and not as a deduction from the share of results in associated undertakings which is included in the profit on ordinary activities before taxation.

Performance |	17

Back to Contents

Summary of Mobile Telecommunications Customer Information

Controlled businesses

			Proportionate Customers

			At 31 March	At 31 March
	Percentage		2005	2004
	Ownership	(1)	(thousands)	(thousands)

Total			154,838	133,421
Germany	100.0%		27,223	25,012
Italy	76.8%		17,280	16,232
UK	100%		15,324	14,095
Japan	97.7%		14,692	10,427

Other Asia Pacific Businesses

New Zealand	100.0%		1,891	1,607
Australia	100.0%		2,731	2,486
			Proportionate Customers

			At 31 March	At 31 March
	Percentage		2005	2004
	Ownership	(1)	(thousands)	(thousands)

Other EMEA
Spain	100.0%		11,472	9,705
Albania	99.9%		648	527
Egypt	50.1%		2,072	1,924
Greece	99.8%		3,996	3,655
Hungary	100.0%		1,735	1,255
Ireland	100.0%		1,952	1,864
Malta	100.0%		167	161
Netherlands	99.9%		3,789	3,399
Portugal	100.0%		3,586	3,248
Sweden	100.0%		1,541	1,438

Notes:
(1)	All ownership percentages are stated as at 31 March 2005 and, except as disclosed below, exclude options, warrants or other rights or obligations of the Group to increase or decrease ownership in any venture. Ownership interests have been rounded to the nearest tenth of one percent.
(2)	The Group’s ownership interest in Verizon Wireless is 45.0%. However, the Group’s proportionate customer base has been adjusted for Verizon Wireless’s proportionate ownership of its customer base across all its network interests of approximately 98.6% at 31 March 2005. In the absence of acquired interests, this proportionate ownership will vary slightly from quarter to quarter depending on the underlying mix of net additions across each of these networks.

18	| Performance

Back to Contents

Affiliate businesses

			Proportionate Customers

			At 31 March	At 31 March
	Percentage		2005	2004
	Ownership	(1)	(thousands)	(thousands)

Americas
United States(2)	44.4%		20,173	17,257
EMEA
France(3)	43.9%		7,011	6,309
Switzerland	25.0%		993	960
Belgium	25.0%		1,073	1,088
Poland	19.6%		1,443	1,126
Romania	20.1%		1,010	738
South Africa(4)	35.0%		5,087	3,404
Kenya	35.0%		879	535
Asia Pacific
Fiji	49.0%		76	56
China	3.3%		6,994	4,913

Partner Networks

Country	Operator

Austria	A1
Bahrain	MTC-Vodafone (Bahrain)
Croatia	VIPnet
Cyprus	Cytamobile-Vodafone
Denmark	TDC Mobil
Estonia	Elisa
Finland	Elisa
Hong Kong	SmarTone-Vodafone
Iceland	Og-Vodafone
Kuwait	MTC-Vodafone
Lithuania	Bité
Luxembourg	LUXGSM
Singapore	Mobile One
Slovenia	si.mobil-vodafone

Notes:
(3)	At 31 March 2005, the Group’s associate in France had subsidiaries in La Réunion and La Mayotte. Customers in these countries were excluded at 31 March 2004, but at 31 March 2005, the Group’s proportionate customers included 226,000 customers in respect of these countries.
(4)	At 31 March 2005, the Group’s associate in South Africa had subsidiaries in the Democratic Republic of the Congo, Lesotho, Mozambique and Tanzania. Customers in these countries were excluded at 31 March 2004, but at 31 March 2005, the Group’s proportionate customers included 594,000 customers in respect of these countries.

Performance |	19

Back to Contents

Corporate Responsibility

Vodafone sees corporate responsibility (CR) as the process of understanding stakeholders’ expectations of the Company and taking action to meet those expectations where they are realistic and legitimate. By ‘stakeholders’ we mean customers, employees, suppliers, the communities where we operate, governments, regulators and representatives of civil society – as well as investors.

Stakeholder engagement: key lessons

We engage with stakeholders in a variety of ways. For example, during the year we held meetings on CR issues with over 20 investors; we surveyed employees; and we conducted over 12,500 interviews with the public across 10 markets.

The following CR issues emerged as global priorities for Vodafone: health aspects of mobiles and masts; inappropriate content and content standards; supply chain impacts; handset recycling; clear pricing and energy use.

The Company’s CR Report for the 2005 financial year presents our performance on these issues.

Embedding CR in the way we do business

Vodafone’s approach to business is underpinned by the Business Principles. They cover both corporate and individual behaviour and are communicated to employees through induction processes, websites and briefings. For further information on the Principles, see: www.vodafone.com/responsibility/businessprinciples

CR is embedded in Vodafone’s values and is clearly linked to one of our four passions: Passion for the world around us. We believe that CR issues are most effectively managed as part of our core business processes rather than as a separate ‘add-on’.

New Zealand’s campaign against text bullying

Many young people have been the victim of text bullying – receiving mean, offensive or threatening text messages. But as with physical bullying, they are often too embarrassed or frightened to tell anybody about the problem and seek help. In 2004, Vodafone New Zealand launched a campaign to tackle this unpleasant practice.

>	The company joined forces with NetSafe, an independent non-profit organisation that provides cyber-safety education for New Zealanders.

>	Posters and brochures were developed providing information on what children, schools and parents can do about text bullying, and how Vodafone and NetSafe can help. They encouraged young people to call NetSafe if they were being bullied via their mobile.

>	The posters and brochures were distributed to schools, libraries, cinemas and swimming pools around New Zealand. The campaign was also featured on national television and radio.

>	The campaign produced an impressive response, with calls from 20 schools in the first two days requesting additional posters and brochures. The number of bullying incidents reported to NetSafe decreased by 30% in three months.

20	| Corporate Governance

Back to Contents

During the year, our CR management has focused on:

•	enhancing our processes for issues management and stakeholder engagement so that they feed more effectively into business decision making

•	embedding CR into the day-to-day operations of the business

•	strengthening internal communications

•	developing a CR strategy for the next five years.

Corporate responsibility highlights of the year:

•	A specialist team has been established within Group Marketing to coordinate development of products with high social value. Current projects include the launch of products and services for customers with special needs, and the pilot of services for the micro-finance market in East Africa.

•	We have designed a mobile internet filtering service to help parents prevent their children accessing inappropriate content. This is expected to be rolled out across all operations during 2005 and 2006.

•	We integrated the Vodafone Code of Ethical Purchasing into supplier performance management processes. During the year, 25 of our largest suppliers completed self-assessments against the Code, and we carried out five reviews at suppliers’ facilities.

•	Vodafone and its operating companies made charitable
donations of £33 million to The Vodafone Group Foundation, local Vodafone Foundations and social projects. Vodafone Group Plc, The Vodafone Group Foundation, local operating companies, their foundations and employees committed total funds of over £2.5 million to the Asia tsunami disaster relief.

•	We developed a new policy relating to Responsible Network Deployment, supported by a set of guidelines to help operating companies.

•	Fourteen of our sixteen operating companies now publish information on radio frequency field (RF) strength values at independently selected locations – showing that RF fields in publicly accessible places close to base stations are substantially below guideline levels.

•	We developed an energy modelling tool to help predict the climate change impact of our network expansion. We also engaged with key equipment vendors to discuss potential energy efficiency improvements.

•	Over 90% of our network equipment waste was sent for reuse or recycling.

•	In addition to the Company’s CR Report, nine mobile operating subsidiaries have now published their own CR reports

Further details of CR performance are in the Company’s CR Report for the 2005 financial year and at www.vodafone.com/responsibility

Africa: the impact of mobile phones

During 2004, Vodafone commissioned four researchstudies into the socio-economic impacts of mobile phonesin Africa.

Key findings include:

>	A developing country which has an average of 10 more mobile phones per 100 people between 1996 and 2003 had 0.59 percent higher GDP growth than an otherwise identical country.

>	Fixed and mobile communications networks, in addition to the openness of the economy, the level of GDP and other infrastructure, are positively linked with Foreign Direct Investment and the impact of mobile telecommunications has grown in recent years.

>	Mobile telephony has a positive and significant impact on economic growth, and this impact may be twice as large in developing countries as in developed countries.

>	97 percent of people surveyed in Tanzania said they could access a mobile phone, while only 28 percent could access a landline.

>	62 percent of small businesses in South Africa and 59 percent in Egypt said they had increased their profits as a result of mobile phones, in spite of increased call costs.

See www.vodafone.com/africa for more information.

Corporate Governance |	21

Back to Contents

The Board of Directors

The business of the Company is managed by its Board of Directors. Biographical details of the directors are as follows:

Lord MacLaurin of Knebworth, DLw
Chairman, 68, Board director since 1997. Lord MacLaurin was made Chairman in 1998. He was Chairman of Tesco PLC from 1985 to 1997 and has been a director of Enterprise Oil Plc, Guinness Plc, National Westminster Bank Plc and Whitbread PLC. He is also a non-executive director of The Evolution Group Plc.

Peter Bamford
Chief Marketing Officer, 51, appointed to the Board in 1998. He is responsible for the full range of marketing and commercial activities, including brand, global product development and content management, accountability for serving Vodafone’s global corporate customers and management and procurement of the global handset portfolio. Previously, he was Chief Executive, Northern Europe, Middle East & Africa Region and Managing Director of Vodafone UK. Before joining Vodafone in 1997, he held senior positions with Kingfisher plc and Tesco PLC and was a director of WH Smith PLC.

•	Audit Committee Chairman

o	Audit Committee member

w	Nominations and Governance Committee Chairman

§	Nominations and Governance Committee member

▪	Remuneration Committee Chairman

*	Remuneration Committee member

*	Board’s appointed financial expert for the purposes of relevant legislation

Arun Sarin §
Chief Executive, 50, Board director since 1999. He was appointed Chief Executive in July 2003. He joined Pacific Telesis Group in San Francisco in 1984 and has served in many executive positions in his 20 year career in telecommunications. He was a director of AirTouch from 1995 and was President and Chief Operating Officer from 1997 to 1999. He was Chief Executive Officer for the United States and Asia Pacific region until 15 April 2000, when he became a non-executive director. He has served as a director of The Gap, Inc., The Charles Schwab Corporation and Cisco Systems, Inc. and has recently been appointed as a non-executive director of the Bank of England.

Thomas Geitner
Chief Technology Officer, 50, joined the Board in 2000. He is responsible for Group Technology. Prior to joining the Group, he was a member of the Management Board of RWE AG. He is a director of several of the Group’s overseas subsidiaries including Chairman of the Supervisory Board of Arcor AG & Co. KG, a member of the Supervisory Board of Vodafone D2 GmbH and a member of the Management Boards of Vodafone Holding GmbH and Vodafone Deutschland GmbH. He is also a member of the Supervisory Board of Singulus Technologies AG.

Sir Julian Horn-Smith
Deputy Chief Executive, 56, Board director since 1996. Previously the Group Chief Operating Officer, he was appointed Deputy Chief Executive on 1 January 2005. He is responsible for Business Development, which includes delivering Vodafone’s product and services portfolio to Vodafone’s affiliates and Partner Networks and expanding and consolidating Vodafone’s footprint. He is a director of China Mobile (Hong Kong) Limited and several of the Group’s overseas operating companies, including Chairman of the Supervisory Boards of Vodafone Deutschland GmbH and Vodafone D2 GmbH. He is also a non-executive director of Lloyds TSB Group plc and Smiths Group plc.

Ken Hydon
Financial Director, 60, Board director since 1985. He is a Fellow of the Chartered Institute of Management Accountants, the Association of Chartered Certified Accountants and the Association of Corporate Treasurers. He is a director of several subsidiaries of the Company and is a member of the Board of Representatives of the Verizon Wireless partnership in the United States. He is also a non-executive director of Reckitt Benckiser plc and Tesco PLC. He will retire from the Board on conclusion of the AGM on 26 July 2005.

22	| Corporate Governance

Back to Contents

Paul Hazen • §
Deputy Chairman and Senior Independent Director, 63, Board director since 1999 He was Chairman and Chief Executive Officer of Wells Fargo & Company and its principal subsidiary, Wells Fargo Bank, NA until he retired in 2001. He is Chairman of Accel-KKR and KKR Financial Corp and is also a director of Safeway, Inc. and Xstrata AG.

Lord Broers o §
Non-Executive Director, 66, joined the Board in 1998. He is President of the Royal Academy of Engineering, a Fellow of the Royal Society, the Institute of Electrical Engineers and the Institute of Physics, Chairman of the House of Lords Science and Technology Select Committee and a former Vice-Chancellor of Cambridge University. He spent 19 years in senior roles within IBM’s R&D function.

Sir David Scholey CBE o §
Non-Executive Director, 69, Board director since 1998. He is Chairman of Close Brothers Group plc and the Chubb Corporation and is an adviser to UBS AG, Mitsubishi Corporation and IBCA-Fitch. He was formerly a non-executive director of the Bank of England and a Governor of the British Broadcasting Corporation. He will retire from the Board after the AGM on 26 July 2005.

Sir John Bond *
Non-Executive Director, 63, appointed to the Board in January 2005. He is the Group Chairman of HSBC Holdings plc, having joined HSBC in 1961, and a non-executive director of Ford Motor Company. His previous roles include Chairman of HSBC Bank plc and the Institute of International Finance (Washington), non-executive director of the London Stock Exchange, Orange plc, British Steel plc and the Bank of England.

John Buchanan o *
Non-Executive Director, 61, Board director since 2003. He was Group Chief Financial Officer and executive director of BP p.l.c. until his retirement in 2002 and was a member of the United Kingdom Accounting Standards Board from 1997 to 2001. He is the Deputy Chairman of Smith & Nephew plc and a non-executive director of AstraZeneca PLC and BHP Billiton.

Professor Jürgen Schrempp * §
Non-Executive Director, 60, joined the Board in 2000. He is Chairman of the Board of Management of DaimlerChrysler AG and a director of Compagnie Financière Richemont SA and Sasol Limited. He was a member of the Supervisory Board of Mannesmann AG until 2000.

Dr Michael Boskin * o
Non-Executive Director, 59, Board director since 1999. He has been a Professor of Economics at Stanford University since 1971 and was Chairman of the President’s Council of Economic Advisers from 1989 to 1993. He is also a director of Exxon Mobil Corporation, Shinsei Bank Limited and Oracle Corporation.

Penny Hughes ▪
Non-Executive Director, 45. Appointed as a director in 1998. She is President of the Advertising Association, a member of the advisory committee of Bridgepoint Capital Limited and a non-executive director of Reuters Group PLC, Scandinaviska Enskilda Banken AB and The Gap, Inc. She was President, Coca-Cola Great Britain and Ireland until 1995, and subsequently was a non-executive director of Next Plc, Trinity Mirror Plc and the Body Shop Plc.

Luc Vandevelde *
Non-Executive Director, 54, Board director since 2003. He is Chairman of the Supervisory Board of Carrefour SA and Founder and Managing Director of Change Capital Partners LLP. He was formerly Chairman of Marks & Spencer Group Plc and CEO of Promodes and he held senior international roles with Kraft General Foods.

Corporate Governance |	23

Back to Contents

Summary Directors’ Report

The Summary Directors’ Report, the Summary of the Board’s Report to Shareholders on Directors’ Remuneration on pages 26 to 29, and the Summary Financial Statement on pages 30 and 34, are a summary of the information contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2005. This is intended to simplify annual communication with shareholders. This Annual Review & Summary Financial Statement does not contain sufficient information to allow a full understanding of the results of the Vodafone Group and the state of affairs of Vodafone Group Plc (“the Company”) and the Vodafone Group.

For more detailed information, the Directors’ Report, the full accounts and the Auditors’ Report on those accounts, which was unqualified, contained in the Vodafone Group Plc Annual Report for the year ended 31 March 2005, should be consulted. It is available to view on the Company’s website at www.vodafone.com

Shareholders wishing to receive the Annual Report as well as the Annual Review & Summary Financial Statement in future years should write to the Registrars at the address on page 37. ADS holders should write to The Bank of New York at the address on page 37.

Statement of corporate governance policy

The directors of the Company are committed to high standards of corporate governance, which they consider are critical to business integrity and to maintaining investors’ trust in the Company. We expect all our directors and employees to act with honesty, integrity and fairness. We will strive to act in accordance with the laws and customs of the countries in which we operate; adopt proper standards of business practice and procedure; operate with integrity; and observe and respect the culture of every country in which we do business.

The Combined Code

The Company’s ordinary shares are listed in the United Kingdom on the London Stock Exchange. As such, the Company is required to make a disclosure statement concerning its application of the Principles of and compliance with the provisions of the Combined Code on corporate governance. For the financial year ended 31 March 2005, the directors confirm that, with one exception referred to below, the Company has been in compliance with the provisions of the Combined Code.

The Combined Code states that a Company’s Remuneration Committee should be composed entirely of independent non-executive directors. Lord MacLaurin is not treated as being independent for the purposes of the Combined Code and although he was a member of the Remuneration Committee during the financial year he stepped down in March 2005.

US listing requirements

The Company’s American Depositary Shares (“ADSs”) are listed on the New York Stock Exchange and the Company is therefore subject to the rules of the NYSE as well as US securities laws and the rules of the Securities and Exchange Commission. Pursuant to NYSE corporate governance rules, Vodafone, as a foreign private issuer, is required to summarise significant differences between the corporate governance provisions of the NYSE applicable to US companies and the corporate governance principles applicable to it and followed by it in the UK. A summary is contained within the Company’s full Annual Report. The Sarbanes-Oxley Act of 2002 (US) applies to the Company. The Company has a Disclosure Committee with responsibility for reviewing and approving controls and procedures over the public disclosure of financial and related information, and other procedures necessary to enable the Chief Executive and Financial Director to provide their Certifications of the Annual Report on Form 20-F that is filed with the SEC. The Company also has a corporate code of ethics for senior financial officers, separate from and additional to our Business Principles described below. A copy of the code of ethics is also available on our website. The Company is making good progress on the work required to ensure compliance with section 404 of the Sarbanes-Oxley Act, which is required in its financial year ending 31 March 2007.

Business Principles

In addition to the formal requirements of the Listing Authorities and Stock Exchanges described above, the Group has developed and implemented its own Business Principles which define our relationships with all our stakeholders and govern how we conduct our day-to-day business. You can find the Business Principles on our website at www.vodafone.com

Our Business Principles apply to all Vodafone operating companies (majority owned businesses). We also promote the Principles to our associate companies (where Vodafone holds a minority stake) and business partners. Chief Executives are responsible for ensuring application of the Principles within their business.

Every employee is expected to act in accordance with the Business Principles. In 2003/04 we established a confidential email facility for employees to report any concerns. We track implementation of our Business Principles through our internal audits.

Directors

Details of the current members of the Board of directors are shown on pages 22 and 23. Vittorio Colao resigned as a director on 11 July 2004. Sir John Bond joined the Board on 1 January 2005. Ken Hydon and Sir David Scholey will retire as directors following the Annual General Meeting on 26 July 2005 and Andy Halford will then join the Board, subject to shareholder approval at the AGM.

24	| Corporate Governance

Back to Contents

Committees of the Board

The standing Board committees are the Audit Committee, the Nominations and Governance Committee and the Remuneration Committee. Information regarding the activities of these committees can be found in the report on Corporate Governance in the Annual Report of Vodafone Group Plc for the year ended 31 March 2005. The composition and terms of reference of these committees are published on the Company’s website at www.vodafone.com

Review of the Group’s business

The Group is involved principally in the provision of mobile telecommunications services. A review of the development of the business of the Company and its subsidiary, joint venture and associated undertakings is contained elsewhere in this Annual Review.

Dividends

The directors have proposed a final dividend for the year of 2.16 pence per ordinary share, payable on 5 August 2005 to shareholders on the register of members at close of business on 3 June 2005. An interim dividend of 1.91 pence per ordinary share was paid during the year, producing a total for the year of 4.07 pence per ordinary share, a total of approximately £2.7 billion. The Company operates a dividend reinvestment plan, further details of which can be obtained by telephoning the Company’s Registrars, on +44 (0)870 702 0198.

Subsequent events

Details of material subsequent events are contained on page 17.

Directors’ interest in the shares of the Company

Details of the directors’ interests in the Company’s shares are contained in the Summary of the Board’s Report to Shareholders on Directors’ Remuneration on pages 26 to 29 of this Annual Review.

Corporate responsibility

An overview of the Group’s corporate responsibility activities is set out on pages 20 and 21 of this Annual Review. A summary of the Group’s corporate responsibility policy is contained in the separate Vodafone Group CR Report for the 2005 financial year, which is available to view on the Company’s website at www.vodafone.com

Independent Auditors’ Statement to the Members of Vodafone Group Plc

We have examined the Summary Financial Statement which comprises the Summary Directors’ Report, Summary of the Board’s Report to Shareholders on Directors’ Remuneration, Summary Consolidated Profit and Loss Account, Summary Consolidated Statement of Total Recognised Gains and Losses, Summary Consolidated Balance Sheet, Summary Consolidated Cash Flow and notes 1 to 4 to the Summary Financial Statement.

This report is made solely to the Company’s members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company’s members those matters we are required to state to them in an auditors’ report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company’s members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

The directors are responsible for preparing the Annual Review & Summary Financial Statement in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the Summary Financial Statement within the Annual Review & Summary Financial Statement with the Annual Report for the year ended 31 March 2005, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the Annual Review & Summary Financial Statement as described in the contents section, and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Summary Financial Statement.

Basis of opinion

We conducted our work in accordance with bulletin 1999/6
The Auditors’ Statement on the Summary Financial Statement issued by the Auditing Practices Board for use in the United Kingdom.

Opinion

In our opinion, the Summary Financial Statement is consistent with the Annual Report of Vodafone Group Plc for the year ended 31 March 2005 and complies with the applicable requirements of section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London
24 May 2005

Corporate Governance |	25

Back to Contents

Summary of the Board’s Report to Shareholders on Directors’ Remuneration

Dear Shareholder

Since the introduction of the current Executive Remuneration Policy in 2002 (the “Policy”), the Remuneration Committee has conducted annual reviews to ensure that the Policy continues to serve the Company and shareholders. This year, the Chairman and I have again maintained proactive dialogue on remuneration matters with the Company’s major shareholders and relevant institutions. The objectives of this dialogue are to provide information about the Company and its views on remuneration issues and to listen to shareholders’ opinions on any proposed adjustments to the Policy and remuneration governance generally.

As a result of this year’s review, the Remuneration Committee has concluded that the existing policy remains appropriate. The key principles of the Policy, which have not changed, are:

•	the expected value of total remuneration will be benchmarked against the relevant market;

•	a high proportion of total remuneration will be delivered through performance-related payments;

•	performance measures will be balanced between absolute financial measures and sector comparative measures to achieve maximum alignment between executive and shareholder objectives;

•	the majority of performance-related remuneration will be provided in the form of equity; and

•	share ownership requirements will be applied to executive directors.

The Committee has approved three changes within the existing framework. In March 2005, the Chairman stepped down as a member of the Remuneration Committee to address the issue of the Remuneration Committee comprising only independent non-executive directors. Sir John Bond has been appointed a member of the Committee with effect from 1 April 2005. Secondly, the Short Term Incentive Plan has been reviewed to ensure that performance measures continue to align with the Company’s strategy. The current financial year sees a change from EBITDA to Operating Profit (EBIT), greater focus on total service revenue, and a change in the measure of customer satisfaction. Finally, re-testing provisions will be removed from share options granted in 2005.

At the start of this year’s review, I examined how well incentive awards made in previous years had aligned with the Company’s performance. I am pleased to say that the Policy implementation has worked well and forecast rewards are commensurate with actual performance. I am confident that the Policy will continue to align executives’ interests with the interests of shareholders, whilst enabling the Company to engage a high calibre team to successfully lead the Company. During the year, Committee members and I conducted a formal review of the Committee’s effectiveness and concluded that it was effective and able to fulfil its terms of reference. I hope that we receive your support at the AGM on 26 July 2005.

Penny Hughes
Chairman of the Remuneration Committee
24 May 2005

Introduction

At the 2005 AGM, shareholders will be invited to vote on the Board’s Report to Shareholders on Directors’ Remuneration. This Annual Review and Summary Financial Statement contains only a summary of the full report, which is set out in the Company’s Annual Report and Accounts and Form 20-F, a copy of which is available on the Company’s website at www.vodafone.com/investor.

The Board has delegated to the Remuneration Committee the assessment and recommendation of policy on remuneration for executive directors. The Committee is chaired by Penny Hughes. Its members are Dr Michael Boskin, Professor Jürgen Schrempp and Luc Vandevelde. Lord MacLaurin stepped down from the Committee in March 2005 and was replaced by Sir John Bond with effect from 1 April 2005.

The chart that follows shows the performance of the Company relative to the FTSE 100 Index and the FTSE Global Telecommunications Index. It should be noted that the performance of the Company shown by the graph is not indicative of vesting levels under the Company’s various incentive plans.

Graph provided by Towers Perrin and calculated according to a methodology that is compliant with the requirements of the regulations. Data Sources: FTSE and Datastream

26	| Corporate Governance

Back to Contents

Remuneration structure and performance measures

The structure of remuneration (excluding pensions) for executive directors under the policy and the performance on which it is based is illustrated below.

Approximately 80% of the potential remuneration of executive directors (excluding pensions) is delivered through performance contingent incentives. The Remuneration Committee selects performance measures that provide the greatest degree of alignment with the Company’s strategic goals and that are clear and transparent to both directors and shareholders. Each remuneration element focuses on supporting different Company objectives.

Components of executive directors’ remuneration

Base salary
Salaries are reviewed annually with effect from 1 July and adjustments may be made to reflect competitive national pay levels, the prevailing level of salary reviews of employees within the Group, changes in responsibilities, Group and individual performance. External remuneration consultants provide data about market salary levels and advise the Committee accordingly.

Short Term Incentive Plan (STIP)
The STIP comprises two elements: a base award and an enhancement award. The base award is earned by achievement of one year KPI linked performance targets and is delivered in the form of shares. The target base award level for the 2005 financial year was 100% of salary with a maximum of 200% of salary available for exceptional performance. The performance measures for the 2005 financial year relate to EBITDA, total service revenue, free cash flow and customer satisfaction. Each element is weighted according to the responsibilities of the relevant director. For the Chief Executive, in the 2005 financial year, the EBITDA target was 40% of the total, total service revenue 25%, free cash flow 20% and customer satisfaction 15%, and the payout achieved was 104%. An enhancement award of 50% of the number of shares comprised in the base award is earned by achievement of a subsequent two-year EPS performance target following the initial twelve-month period.

The Company is reviewing the current STIP and may propose changes to the plan to enhance its effectiveness and enable it to be operated outside the UK for the Company’s international senior executives. Any changes to the plan will be discussed with major shareholders and relevant institutions with a view to applying the changes to bonuses earned in the 2005/06 financial year.

Performance shares
Vesting of performance shares depends upon the Company’s relative TSR performance. TSR measures the change in value of a share and reinvested dividends. The Company’s TSR performance is compared to other companies in the FTSE Global Telecommunications index over a three-year performance period. In 2004/05, the Chief Executive received an award of Performance shares with a face value of two times base salary, other executive directors one and a half times their base salary.

Share options
The exercise of the options is subject to the achievement of growth in EPS, before goodwill amortisation and exceptional items. The Committee’s advisers have confirmed that the EPS target is amongst the most demanding of those set by large UK based companies.

Share ownership guidelines

Executive directors participating in long term incentive plans must comply with the Company’s share ownership guidelines. These guidelines require the Chief Executive to build up, over five years, a shareholding in the Company of four times base salary and other Board directors to build up a shareholding of three times base salary.

New share plan rules

The Company proposes to introduce new share plan rules, which will be tabled for shareholder approval at the Annual General Meeting on 26 July 2005. No changes are proposed to the award policy for Executive directors or other participants. The Company wishes to introduce one consistent set of rules under which all long term incentives may be awarded. The new rules will comply with the latest UK corporate governance guidelines and industry best practice. Full details of the proposed rules can be found in the notice of the 2005 Annual General Meeting.

Pensions

Arun Sarin is provided with a defined contribution pension arrangement to which the Company contributes 30% of his base salary. Sir Julian Horn-Smith, Ken Hydon (until his normal retirement age), and Peter Bamford, are contributing members of the Vodafone Group Pension Scheme, a UK scheme approved by the Inland Revenue. Peter Bamford, whose benefits are restricted by Inland Revenue earnings limits, also participates in a defined contribution Vodafone Group Funded Unapproved Retirement Benefit Scheme to enable pension benefits to be provided on his base salary above the earnings cap. Thomas Geitner participates in the Essener Verband Retirement Scheme.

Service contracts and appointments of directors

The contracts of all executive directors have rolling terms and are terminable by either party on one year’s notice. There are no specific provisions for termination payments under the terms of any of the executive directors’ service contracts. Non-executive directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of non-executive directors may be terminated without compensation. In March 2003, the Chairman accepted the invitation of the Nominations and Governance Committee and the Board to continue in office. The appointment continues indefinitely and may be terminated by either party on one year’s notice.

Corporate Governance |	27

Back to Contents

Summary of the Board’s Report to Shareholders on Directors’ Remuneration continued

Remuneration for the year ended 31 March 2005

The remuneration of the directors for the year ended 31 March 2005 was as follows:

	Salary/fees		Incentive schemes			Benefits			Total

	2005	2004	2005	(1)	2004	2005	(2)	2004	2005	2004
	£’000	£’000	£’000		£’000	£’000		£’000	£’000	£’000

Chairman
Lord MacLaurin	485	473	–		–	32		22	517	495
Deputy Chairman
Paul Hazen	130	124	–		–	–		–	130	124
Chief Executive
Arun Sarin	1,175	1,100	1,148		1,217	183		879	2,506	3,196
Executive directors
Peter Bamford	771	733	663		722	37		34	1,471	1,489
Vittorio Colao	191	531	–		651	3		9	194	1,191
Thomas Geitner	679	644	665		673	37		35	1,381	1,352
Sir Julian Horn-Smith	970	908	966		950	34		39	1,970	1,897
Ken Hydon	779	733	776		776	30		29	1,585	1,538
Non-executive directors
Sir John Bond	21	–	–		–	–		–	21	–
Dr Michael Boskin	85	80	–		–	–		–	85	80
Lord Broers	85	80	–		–	–		–	85	80
John Buchanan	85	80	–		–	–		–	85	80
Penny Hughes	95	90	–		–	–		–	95	90
Sir David Scholey	85	80	–		–	–		–	85	80
Professor Jürgen Schrempp	85	80	–		–	–		–	85	80
Luc Vandevelde	85	50	–		–	–		–	85	50
Former directors (3)	–	966	–		429	226		324	226	1,719

	5,806	6,752	4,218		5,418	582		1,371	10,606	13,541

Notes:
(1)	These figures are the cash equivalent value of the base share awards under the Vodafone Group Short Term Incentive Plan applicable to the year ended 31 March 2005.These awards are in relation to the performance achievements against targets in EBITDA before exceptional items, total service revenue, free cash flow and customer satisfaction for the 2004/05 financial year.

(2)	Benefits principally comprise cars and private health and disability insurance. For Arun Sarin, the figure includes £133,000 (gross) to cover the costs of relocating from the US to the UK. The relocation expenses paid covered costs including legal expenses, stamp duty, transportation costs and other out-of-pocket costs in accordance with normal Company policy. No further relocation costs are payable.

(3)	Under the terms of an agreement, Sam Ginn, a former director of the Company, provides consultancy services to the Group and is entitled to certain benefits. The estimated value of the benefits received by him in the year to 31 March 2005 was £226,000.

Non-executive directors’ remuneration

Non-executive directors’ fees are periodically reviewed by the Board, excluding the non-executive directors. Fee levels were increased in April 2005 to reflect directors’ considerably increased workload and the increased complexity of managing an international group.

An allowance of £6,000 is payable to non-European based non-executive directors when required to travel to attend Board and Committee meetings.

Fees payable from
1 April 2005 (£’000)

Chairman	510
Deputy Chairman and Senior Independent Director	120
Basic Non-Executive Director fee	95
Chairmanship of Audit Committee	20
Chairmanship of Remuneration Committee	15
Chairmanship of Nominations and Governance Committee	10

28	| Corporate Governance

Back to Contents

Pensions

Pension benefits earned by the directors in the year ended 31 March 2005 were:

											Transfer value	Employer
	Total								Change in	Change	of change	allocation/
	accrued		Change		Transfer		Transfer		transfer value	in accrued	in accrued	contribution
	benefit at		in accrued		value at		value at		over year	benefit	benefit net	to defined
	31 March		benefit over		31 March		31 March		less member	in excess	of member	contribution
	2005	(1)	the year	(1)	2004	(2)	2005	(2)	contributions	of inflation	contributions	plans
Name of Director	£’000		£’000		£’000		£’000		£’000	£’000	£’000	£’000

Arun Sarin	–		–		–		–		–	–	–	330.0
Peter Bamford	27.3		4.3		275.5		348.8		69.7	3.6	42.4	192.4
Vittorio Colao	–		–		–		–		–	–	–	5.3
Thomas Geitner	92.7		28.0		763.1		1,163.2		400.1	25.9	325.1	–
Sir Julian Horn-Smith	548.1		67.8		7,498.8		9,090.3		1,559.2	52.4	836.9	–
Ken Hydon(3)	506.2		29.7		9,129.0		10,241.1		1,097.0	14.4	276.7	98.9

Notes:
(1)	The accrued pension benefits earned by the directors are those which would be paid annually on retirement, based on service to the end of the year, at the normal retirement age. The increase in accrued pension excludes any increase for inflation.
(2)	The transfer values have been calculated on the basis of actuarial advice in accordance with the Faculty and Institute of Actuaries’ Guidance Note GN11. No director elected to pay additional voluntary contributions. The transfer values disclosed above do not represent a sum paid or payable to the individual director. Instead they represent a potential liability of the pension scheme.
(3)	Ken Hydon reached 60 years of age on 3 November 2004 and will retire from the Company following the AGM on 26 July 2005. In accordance with the standard rules of the scheme he received an immediate pension based on his accrued benefit without actuarial reduction or any enhancement. From 1 December 2004, Ken Hydon accrued a cash allowance equivalent to 30% of his base salary. This will cease when he leaves the Company.

In respect of senior management, the Group has made aggregate contributions of £799,524 into pension schemes.

Directors’ beneficial interests in shares, share options and long term incentives

The table below summarises directors’ beneficial interests in the ordinary shares of the Company and the directors’ options under the Vodafone Group Plc share plans.

The aggregate gross pre-tax gain made on the exercise of share options in the year by the Company’s directors was £3,076,276 (2004: £1,903,983).

	Beneficial Interest		Interest in Share Options			Interest in Long
	in shares					Term Incentives
				Weighted
				average	1 April
		1 April 2004		exercise price	2004 or		1 April 2004
	31 March	or date of	31 March	as at	date of	31 March	or date of
	2005	appointment	2005	31 March 2005	appointment	2005	appointment

Lord MacLaurin	92,495	92,495	–	–	–	–	–
Paul Hazen	360,900	360,900	–	–	–	–	–
Arun Sarin	4,844,000	4,844,000	20,704,987	148.8	18,646,164	3,861,669	1,844,863
Peter Bamford	246,736	290,518	19,073,022	149.6	15,944,430	2,934,630	2,225,622
Thomas Geitner	417,700	12,350	17,334,854	154.1	14,570,061	2,429,377	1,812,851
Sir Julian Horn-Smith	1,818,257	1,734,834	23,332,869	144.4	19,193,689	3,717,872	2,810,569
Ken Hydon	2,446,513	2,325,200	18,717,166	150.0	15,391,230	2,948,684	2,225,622
Sir John Bond	34,423	–	–	–	–	–	–
Dr Michael Boskin	212,500	212,500	–	–	–	–	–
Lord Broers	19,819	19,379	–	–	–	–	–
John Buchanan	104,318	102,000	–	–	–	–	–
Penny Hughes	22,500	22,500	–	–	–	–	–
Sir David Scholey	50,000	50,000	–	–	–	–	–
Professor Jürgen Schrempp	10,000	–	–	–	–	–	–
Luc Vandevelde	20,000	20,000	–	–	–	–	–

Corporate Governance |	29

Back to Contents

Summary Consolidated Profit & Loss Account For the years ended 31 March

	2005		2004
	£m		£m

Turnover: Group and share of associated undertakings
– Continuing operations	45,781		42,920
– Discontinued operations	–		818

	45,781		43,738
Less: Share of associated undertakings	(11,648)		(10,179)

	34,133		33,559

Turnover (Note 2)
– Continuing operations	34,133		32,741
– Discontinued operations	–		818

	34,133		33,559

Operating (loss)/profit
– Continuing operations	(5,304)		(4,842)
– Discontinued operations	–		66

	(5,304)		(4,776)
Share of operating profit in associated undertakings
– Continuing operations	1,193		546

Total Group operating loss (Note 2)	(4,111)		(4,230)
Exceptional non-operating items	13		(103)

Loss on ordinary activities before interest	(4,098)		(4,333)
Net interest payable and similar items	(604)		(714)

Loss on ordinary activities before taxation	(4,702)		(5,047)
Tax on loss on ordinary activities	(2,236)		(3,154)
– Tax on loss on ordinary activities before exceptional tax	(2,835)		(3,154)
– Exceptional tax credit	599		–

Loss on ordinary activities after taxation	(6,938)		(8,201)
Minority interests (including non-equity minority interests)	(602)		(814)

Loss for the financial year	(7,540)		(9,015)
Equity dividends	(2,658)		(1,378)

Retained loss for the Group and its share of associated undertakings	(10,198)		(10,393)

Basic and diluted loss per share	(11.39	)p	(13.24	)p
Dividends per share	4.07	p	2.0315	p

Summary Consolidated Statement of Total Recognised Gains & Losses For the years ended 31 March

	2005		2004
	£m		£m

Loss for the financial year
– Group	(7,944)		(8,996)
– Share of associated undertakings	404		(19)

	(7,540)		(9,015)

Currency translation
– Group	1,681		(2,462)
– Share of associated undertakings	(214)		(2,830)

	1,467		(5,292)

Total recognised gains and losses for the financial year	(6,073)		(14,307)

30	| Summary Financial Information

Back to Contents

Summary Consolidated Balance Sheet At 31 March

	2005	2004
	£m	£m

Fixed assets
Intangible assets	83,464	93,622
Tangible assets	18,398	18,083
Investments	20,250	22,275
– Investments in associated undertakings	19,398	21,226
– Other investments	852	1,049

	122,112	133,980

Current assets
Stocks	430	458
Debtors: amounts falling due after more than one year	2,096	1,380
Debtors: amounts falling due within one year	5,602	5,521
Investments	816	4,381
Cash at bank and in hand	2,850	1,409

	11,794	13,149
Creditors: amounts falling due within one year	(14,837)	(15,026)

Net current liabilities	(3,043)	(1,877)

Total assets less current liabilities	119,069	132,103

Creditors: amounts falling due after more than one year	(12,382)	(12,975)

Provisions for liabilities and charges	(4,552)	(4,197)

	102,135	114,931

Capital and reserves
Called up share capital	4,286	4,280
Share premium account	52,284	52,154
Merger reserve	98,927	98,927
Own shares held	(5,121)	(1,136)
Other reserve	629	713
Profit and loss account	(51,688)	(43,014)

Total equity shareholders’ funds	99,317	111,924
Equity minority interests	1,965	2,132
Non-equity minority interests	853	875

	102,135	114,931

The Summary Financial Statement was approved by the Board on 24 May 2005 and was signed on its behalf by:

A Sarin	Chief Executive

K J Hydon	Financial Director

Summary Financial Information |	31

Back to Contents

Summary Consolidated Cash Flow For the years ended 31 March

	2005	2004
	£m	£m

Net cash inflow from operating activities (Note 3)	12,713	12,317
Dividends received from associated undertakings	2,020	1,801
Net cash outflow for returns on investments and servicing of finance	(391)	(44)
Taxation	(1,616)	(1,182)
Net cash outflow for capital expenditure and financial investment	(4,768)	(4,267)
Net cash outflow for acquisitions and disposals	(2,017)	(1,312)
Equity dividends paid	(1,991)	(1,258)

Cash inflow before management of liquid resources and financing	3,950	6,055
Management of liquid resources	3,563	(4,286)
Net cash outflow from financing	(6,108)	(700)

Increase in cash in the financial year	1,405	1,069

Reconciliation of net cash flow to movement in net debt
Increase in cash in the financial year	1,405	1,069
Cash outflow/(inflow) from decrease/(increase) in debt	2,170	(280)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(3,563)	4,286

Decrease in net debt resulting from cash flows	12	5,075
Translation difference	143	144
Premium on repayment of debt	–	(56)
Net debt acquired on acquisition of subsidiary undertakings	(2)	(7)
Net debt disposed on disposal of subsidiary undertakings	–	194
Other movements	(4)	1

Decrease in net debt in the financial year	149	5,351
Opening net debt	(8,488)	(13,839)

Closing net debt	(8,339)	(8,488)

Analysis of net debt
Liquid resources	816	4,381

Cash at bank and in hand	2,850	1,409
Bank overdrafts	(47)	(42)

	2,803	1,367

Debt due within one year (other than bank overdrafts)	(332)	(2,000)
Debt due after one year	(11,500)	(12,100)
Finance leases	(126)	(136)

	(11,958)	(14,236)

Net debt	(8,339)	(8,488)

32	| Summary Financial Information

Back to Contents

Notes to the Summary Financial Statement

1	Basis of preparation

The results have been prepared on a basis required by applicable accounting standards. Full accounts for the year ended 31 March 2005, incorporating an unqualified auditors’ report, will be filed with the Registrar of Companies following the Company’s Annual General Meeting, to be held on 26 July 2005.

2	Segmental and other analyses

The Group’s principal business is the supply of mobile telecommunications services and products. Other operations primarily comprise fixed line telecommunications businesses. In October 2004, the Company announced a new organisational structure effective from 1 January 2005. Results are shown under the new reporting structure. The results of the Japan Telecom fixed line business, which has been disposed of, are analysed as discontinued operations. Analyses of turnover and total Group operating profit/(loss) by geographical region and class of business are set out below:

Turnover
	Year ended 31 March 2005			Year ended 31 March 2004

		Inter-			Inter-
	Segment	segment	Net	Segment	segment	Net
	turnover	turnover	turnover	turnover	turnover	turnover
	£m	£m	£m	£m	£m	£m
Mobile telecommunications:
Germany	5,684	(51)	5,633	5,536	(42)	5,494
Italy	5,565	(44)	5,521	5,312	(36)	5,276
UK	5,065	(47)	5,018	4,782	(38)	4,744
Other EMEA	8,614	(129)	8,485	7,627	(116)	7,511
Asia Pacific	8,531	(4)	8,527	8,896	(6)	8,890

	33,459	(275)	33,184	32,153	(238)	31,915

Other operations:
Germany	1,108	–	1,108	1,002	–	1,002
Asia Pacific(1)	–	–	–	1,126	–	1,126

	1,108	–	1,108	2,128	–	2,128

Turnover between mobile and
other operations(2)			(159)			(484)

Group turnover			34,133			33,559

(1)	Includes turnover of discontinued operations of £nil for the year ended 31 March 2005 (2004: £924 million).
(2)	Includes turnover of discontinued operations of £nil for the year ended 31 March 2005 (2004: £106 million).

Group operating profit/(loss) before goodwill amortisation and exceptional items

	Year ended	Year ended
	31 March 2005	31 March 2004

	£m	£m
Mobile telecommunications:
Germany	1,663	1,741
Italy	2,257	2,143
UK	975	1,098
Other EMEA	3,383	3,142
Asia Pacific	950	1,212
Americas	1,647	1,393

	10,875	10,729

Other operations:
Germany	66	(58)
Other EMEA	(37)	(1)
Asia Pacific(1)	–	79

	29	20

	10,904	10,749

Subsidiary undertakings	7,940	8,091
Share of associated undertakings	2,964	2,658
Goodwill amortisation	(14,700)	(15,207)
Exceptional operating items	(315)	228

Total Group operating loss	(4,111)	(4,230)

(1)	Includes the following amounts in relation to discontinued operations: year ended 31 March 2005: £nil; 2004: £66 million.

Summary Financial Information |	33

Back to Contents

Notes to the Summary Financial Statement continued

3	Reconciliation of operating loss to net cash inflow from operating activities

	Year ended 31 March

	2005	2004
	£m	£m

Operating loss	(5,304)	(4,776)
Exceptional operating items	315	(228)
Depreciation	4,528	4,362
Goodwill amortisation	12,929	13,095
Amortisation of other intangible fixed assets	412	98
Loss on disposal of tangible fixed assets	161	89

	13,041	12,640
Working capital movements	(281)	(238)
Payments in respect of exceptional items	(47)	(85)

Net cash inflow from operating activities	12,713	12,317

4	Summary of differences between UK and US GAAP

The results for the year have been prepared in accordance with UK Generally Accepted Accounting Principles (“UK GAAP”), which differ in certain significant respects from US Generally Accepted Accounting Principles (“US GAAP”). A description of the relevant accounting principles which differ materially is provided within Vodafone Group Plc’s Annual Report for the year ended 31 March 2005. The effects of these differing accounting principles are as follows:

	Year ended 31 March

	2005		2004
	£m		£m

Revenue from continuing operations in accordance with UK GAAP	34,133		32,741
Adjustments	(4,260)		(5,088)

Revenue from continuing operations in accordance with US GAAP	29,873		27,653

Net loss in accordance with UK GAAP	(7,540)		(9,015)
Adjustments	(6,242)		888

Net loss in accordance with US GAAP	(13,782)		(8,127)

US GAAP basic and diluted loss per ordinary share	(20.82	)p	(11.93	)p

Shareholders’ equity in accordance with UK GAAP	99,317		111,924
Adjustments	7,928		13,105

Shareholders’ equity in accordance with US GAAP	107,245		125,029

34	| Summary Financial Information

Back to Contents

Five Year Summary

Profit and loss

	2005	2004	2003 (1)	2002 (1)	2001(1)
	£m	£m	£m	£m	£m

Group turnover	34,133	33,559	30,375	22,845	15,004

Total Group operating profit before goodwill
amortisation and exceptional items	10,904	10,749	9,181	7,044	5,204

Loss on ordinary activities before taxation	(4,702)	(5,047)	(6,208)	(13,539)	(8,086)
Tax on loss on ordinary activities	(2,236)	(3,154)	(2,956)	(2,140)	(1,426)

Loss on ordinary activities after taxation	(6,938)	(8,201)	(9,164)	(15,679)	(9,512)

	Pence	Pence	Pence	Pence	Pence
Basic and diluted loss per share	(11.39)	(13.24)	(14.41)	(23.77)	(16.09)

Adjusted basic earnings per share (2)	10.41	9.10	6.81	5.15	3.54

Dividends per share	4.07	2.0315	1.6929	1.4721	1.4020

Balance sheet
	£m	£m	£m	£m	£m

Fixed assets	122,112	133,980	154,648	153,429	154,180
Other net liabilities	(19,977)	(19,049)	(23,155)	(20,034)	(6,780)

Total net assets	102,135	114,931	131,493	133,395	147,400

Equity shareholders’ funds	99,317	111,924	128,630	130,540	144,979

Cash flow

	£m	£m	£m	£m	£m

Net cash inflow from operating activities	12,713	12,317	11,142	8,102	4,587

Free cash flow	7,847	8,521	5,171	2,365	(13,278)

Proportionate information (3)

	£m	£m	£m	£m	£m

Proportionate turnover	43,602	39,446	33,926	29,799	22,016

Proportionate EBITDA before exceptional items	16,641	15,114	12,679	10,093	6,955

	Number	Number	Number	Number	Number

Proportionate customers	154,838,000	133,421,000	119,709,000	101,136,000	82,997,000

(1)	Restated to reflect the adoption of UITF 38 “Accounting for ESOP Trusts” during the year ended 31 March 2004 and FRS 19 ‘Deferred taxation’ during the year ended 31 March 2002.

(2)	Adjusted earnings per share is calculated before goodwill amortisation and exceptional items.

(3)	Certain financial information is presented on a proportionate basis. Proportionate presentation is not a measure recognised under UK GAAP and is not intended to replace the consolidated financial statements prepared in accordance with UK GAAP. However, since significant entities in which the Group has an interest are not consolidated, proportionate information is provided as supplemental data to facilitate a more detailed understanding and assessment of the consolidated financial statements prepared in accordance with UK GAAP. Proportionate financial information is not presented in the Group’s Annual Report for the year ended 31 March 2005.

UK GAAP requires consolidation of entities controlled by the Group and the equity method of accounting for entities in which the Group has significant influence but not a controlling interest. Proportionate presentation is a pro rata consolidation, which reflects the Group’s share of turnover and expenses in both its consolidated and unconsolidated entities. Proportionate results are calculated by multiplying the Group’s ownership interest in each entity by each entity’s results.Proportionate information includes results from the Group’s equity accounted investments and investments held at cost. The Group does not have control over the turnover, expenses or cash flows of these investments and is only entitled to cash from dividends received from these entities. The Group does not own the underlying assets of these investments.

Group proportionate turnover is stated net of intercompany turnover. Proportionate EBITDA is defined as operating profit before exceptional items and depreciation and amortisation of subsidiary undertakings, associated undertakings and investments, proportionate to equity stakes. Proportionate EBITDA represents the Group’s ownership interests in the respective entities’ EBITDA. As such, proportionate EBITDA does not represent EBITDA available to the Group.

Summary Financial Information |	35

Back to Contents

Additional Information

Financial calendar 2005/06

Annual General Meeting (see below)	26 July 2005

Interim results announcement	15 November 2005

Preliminary announcement	30 May 2006
of full year results

Listings

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and, in the form of American Depositary Shares (“ADSs”), on the New York Stock Exchange.

ADSs, each representing ten ordinary shares, are traded on the New York Stock Exchange under the symbol ‘VOD’. The ADSs are evidenced by American Depositary Receipts (“ADRs”).

ADS holders are not members of the Company but may instruct The Bank of New York on the exercise of voting rights relative to the number of ordinary shares represented by their ADRs.

Report to ADS holders

ADS holders receive the Annual Review & Summary Financial Statement issued to holders of ordinary shares. A copy of the Annual Report is available on the Company’s website or may be obtained by writing to the Investor Relations Department, Vodafone Group Plc, Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England. Vodafone Group Plc will file with the Securities and Exchange Commission in the US its Annual Report on Form 20-F (which corresponds to the 10-K for a US corporation) and other information as required.

Dividends

Set out below is information relevant to the final dividend for the financial year ended 31 March 2005.

Ex-dividend date	1 June 2005

Record date	3 June 2005

DRIP election date	15 July 2005

Dividend payment date	5 August 2005*

* Payment date for both ordinary shares and ADSs.

Dividend payment methods

Holders of ordinary shares can:

•	have cash dividends paid direct to a bank or building society account; or
•	have cash dividends paid in the form of a cheque; or
•	elect to use the cash dividends to purchase more

Vodafone shares under the Dividend Reinvestment Plan (see below).

If a holder of ordinary shares does decide to receive cash dividends, it is recommended that these are paid directly to the shareholder’s bank or building society account via BACS/EFTS. This avoids the risk of cheques being lost in the post and means the dividend will be in that shareholder’s account on the dividend payment date. The shareholder will be sent a tax voucher confirming the amount of dividend and the account into which it has been paid.

Please contact our Registrars for further details.

Holders of ADSs can:

•	have cash dividends paid direct to a bank account; or

•	have cash dividends paid by cheque; or

•	elect to have the dividends reinvested to purchase additional Vodafone ADSs (see below for contact details).

Dividends and ADS holders

Holders of ADRs evidencing ADSs are generally eligible for all dividends or other entitlements attaching to the underlying shares of Vodafone Group Plc and receive cash dividends in US dollars.

The US and UK previously agreed a Double Taxation Convention which entered into force in 1980 (the “Old Treaty”) and subsequently agreed a replacement Double Taxation Convention which entered into force in March 2003 (the “New Treaty”). The New Treaty has been effective in respect of taxes withheld at source for amounts paid or credited on or after 1 May 2003. Other provisions of the New Treaty, however, took effect for UK purposes for individuals on 6 April 2003 (1 April 2003 for UK companies) and took effect, for US purposes, on 1 January 2004. The rules of the Old Treaty remained applicable until these effective dates. However, a taxpayer can elect to have the Old Treaty in its entirety for a period of twelve months after the applicable effective dates of the New Treaty.

Under the New Treaty, a US holder is not entitled to a tax credit from the UK Inland Revenue. However, a dividend received by a US holder is generally not subject to any withholding tax by the UK.

Under the Old Treaty, a US holder (other than corporations who together with associated corporations hold more than 10% of the voting shares of Vodafone Group Plc) was in principle entitled to receive a tax credit from the UK Inland Revenue. However, as the required witholding tax was equal to the UK tax credit, no credit was repayable.

A US holder is subject to federal income tax on the gross amount of any dividend paid by the Company out of its current or accumulated earnings and profits. Dividends paid to a non-corporate US holder in tax years beginning before1 January 2009 that constitute qualified dividend income will be taxable at a maximum rate of 15%, provided that the holder meets certain holding period requirements. Dividends paid by the Company will generally be qualified dividend income.

36	| Shareholder Information

Back to Contents

Dividends and any related UK tax credit available are income from sources outside the United States and are generally “passive income” or “financial services income” to the holder for Federal income tax purposes and these types of income are treated separately for the purposes of computing any allowable foreign tax credit. ADS holders unsure of their tax position should consult their independent tax adviser.

Dividend reinvestment

The Company offers a Dividend Reinvestment Plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the Plan Administrator through a low cost dealing arrangement. Further details can be obtained from the Plan Administrator on +44 (0) 870 702 0198.

For ADS holders, The Bank of New York maintains a Global BuyDIRECT Plan for the Company, which is a direct purchase and sale plan for depositary receipts, with a dividend reinvestment facility. For additional information, please call toll-free on +1 (800) 233 5601, or write to The Bank of New York, Shareholder Relations Department, Global BuyDIRECT, P.O. Box 1958, Newark, New Jersey 07101-1958, USA.

For calls from outside the US, call +1 (610) 382-7836. Please note that this number is not toll-free.

Registrars and transfer office

The Company’s ordinary share register is maintained by Computershare Investor Services PLC, P.O. Box 82, The Pavilions, Bridgwater Road, Bristol BS99 7NH England. Telephone: +44 (0) 870 702 0198.
Fax: +44 (0) 870 703 6101 or by
Email: web.queries@computershare.co.uk

Holders of ordinary shares who are resident in Ireland can contact Computershare Investor Services (Ireland) Limited, P.O. Box 9742, Dublin 18, Ireland.
Telephone: +353 (0) 818 300 999 or
Fax: +353 (0) 1 216 3151 or by
Email: web.queries@computershare.ie

Any queries about the administration of holdings of ordinary shares, such as change of address, change in ownership or dividend payments, should be directed to the Company’s Registrars at the relevant address or telephone number. Holders of ordinary shares may also check details of their shareholding, subject to passing an identity check, on the Registrar’s web site at www.computershare.com

The Depositary Bank for the Company’s ADR programme is The Bank of New York, Investor Relations Dept, P.O. Box 11258, Church St. Station, New York NY 10286-1258 USA. Telephone: +1 (800) 233 5601 (Toll free).

ADS holders should address any queries or instructions regarding their holdings to The Bank of New York at the above address or telephone number. ADS holders can also, subject to passing an identity check, view their account balances and transaction history, sell shares and request certificates from their Global BuyDIRECT Plan at www.stockbny.com

Telephone share dealing

A telephone share dealing service with the Company's Registrars is available for holders of ordinary shares. The service is available from 8.00 am to 4.30 pm, Monday to Friday, excluding bank holidays on telephone number +44 (0) 870 703 0084.

Detailed terms and conditions are available on request by calling the above number.

Postal share dealing

A postal share dealing service is available for holders of ordinary shares with 1,000 shares or less who want either to increase their holding or sell their entire holding.

Further information about this service can be obtained from the Company's Registrars on +44 (0) 870 702 0198.

Online shareholder services

www.vodafone.com/investor

•	Register to receive electronic shareholder communications. Benefits to shareholders and the Company include faster receipt of communications such as annual reports and cost and time savings for Vodafone. Electronic shareholder communications are also more environmentally friendly.

•	View a live webcast of the AGM of the Company on 26 July 2005 and a recording will be available to view after that date.

•	View and/or download the Annual Report and the Annual Review & Summary Financial Statement 2005.

•	Check the current share price.

•	Calculate dividend payments.

•	Use interactive tools to calculate the value of share holdings, look up the historic price on a particular date and chart Vodafone ordinary share price changes against indices.

Shareholders and other interested parties can also receive Company press releases, including London Stock Exchange announcements, by registering for Vodafone News via the Company’s web site at www.vodafone.com/news

Registering for Vodafone News will enable users to:

•	be alerted by free SMS as soon as news breaks;

•	access the latest news direct from your mobile; and

•	have news automatically e-mailed to them.

Annual General Meeting

The 21st AGM of the Company will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1 on 26 July 2005 at 11.00 am.

The Notice of Meeting, together with details of the business to be conducted at the Meeting, is being circulated to shareholders with this Annual Review & Summary Financial Statement and can be viewed at the Company’s website.

Shareholder Information |	37

Back to Contents

Additional Information continued

The AGM will be transmitted via a live webcast and can be viewed at the Company’s website – www.vodafone.com/agm – on the day of the meeting and a recording will be available to review after that date.

To find out more about the AGM and how to view the webcast, visit www.vodafone.com/agm

Holders of ordinary shares at 31 March 2005 and Geographical analysis of shareholders

Over 98% of the Company’s ordinary shares are held by institutional investors or corporate bodies. As at 23 May 2005, 12.5% of the Company’s ordinary shares were held in the form of ADSs.

At 31 March 2005, approximately 51.53% of the Company’s shares were held in the UK, 32.17% in North America, 13.91% in Europe (excluding the UK) and 2.39% in the Rest of the World.

Consolidation of ordinary share accounts

Shareholders whose total registered shareholding is represented by more than one account, evidenced by the receipt of duplicate copies of communications from the Company to shareholders, and who wish to have their holdings consolidated should send an appropriate letter of instruction to the Company’s Registrars.

Share Price History (ordinary shares)

Upon flotation of the Company on 11 October 1988 the ordinary shares were valued at 170p each. On 16 September 1991, when the Company was finally demerged, for UK taxpayers the base cost of Racal Electronics Plc shares was apportioned between the Company and Racal Electronics Plc for Capital Gains Tax purposes in the ratio of 80.036% and 19.964% respectively. Opening share prices on 16 September 1991 were 332p for each Vodafone share and 223p for each Racal Electronics Plc share.

On 21 July 1994, the Company effected a bonus issue of two new shares for every one then held and on 30 September 1999 it effected a bonus issue of four new shares for every one held at that date. The flotation and demerger share prices, therefore, may be restated as 11.333p and 22.133p, respectively.

The share price at 31 March 2005 was 140.5p (31 March 2004: 128.75p).

The share price on 23 May 2005 was 146.5p.

ShareGift

The Company supports ShareGift, the charity share donation scheme administered by The Orr Mackintosh Foundation (registered charity number 1052686).

Through ShareGift, shareholders who have only a very small number of shares which might be considered uneconomic to sell are able to donate them to charity. Further details about ShareGift can be obtained from its website at www.ShareGift.org or at The Orr Mackintosh Foundation, 46 Grosvenor Street, London W1K 3HN.
(Telephone: +44 (0) 20 7337 0501).

The Unclaimed Assets Register

The Company participates in the Unclaimed Assets Register, which provides a search facility for financial assets which may have been forgotten and which donates a proportion of its public search fees to a group of three UK charities (Age Concern, NSPCC and Scope). For further information, contact The Unclaimed Assets Register, Garden Floor, Bain House, 16 Connaught Place, London W2 2ES (telephone: +44 (0) 870 241 1713), or visit its website at www.uar.co.uk

Registered Office

The registered office of the Company is at Vodafone House, The Connection, Newbury, Berkshire RG14 2FN, England (Telephone. +44 (0) 1635 33251).

38	| Shareholder Information

Back to Contents

Use of Non-GAAP Financial Information

In presenting and discussing the Group’s reported financial position, operating results and cash flows, certain information is derived from amounts calculated in accordance with UK GAAP, but this information is not itself an expressly permitted GAAP measure. Such non-GAAP measures should not be viewed in isolation as alternatives to the equivalent GAAP measure. A summary of certain non-GAAP measures included in this Annual Review & Summary Financial Statement is shown below.

Non-GAAP measure	Equivalent GAAP measure

Total Group operating profit (before goodwill amortisation	Total Group operating loss
and exceptional items)

Profit on ordinary activities before taxation (before	Loss on ordinary activities before taxation
goodwill amortisation and exceptional items)

Free cash flow	Net cash inflow from operating activities

Adjusted earnings per share	Earnings per share

Proportionate turnover	Statutory turnover

Proportionate EBITDA, before exceptional items	Loss for the financial year

Tax on loss on ordinary activities before exceptional items	Tax on loss on ordinary activities

Shareholder Information |	39

Back to Contents

Cautionary Statement Regarding Forward-Looking Statements

This document contains “forward-looking statements” within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group’s financial condition, results of operations and businesses and certain of the Group’s plans and objectives. In particular, such forward-looking statements include statements with respect to Vodafone’s expectations as to launch and roll-out dates for products, services or technologies offered by Vodafone; intentions regarding the development of products and services introduced by Vodafone; the ability to integrate our operations throughout the Group in the same format and on the same technical platform and the ability to be operationally efficient; the development and impact of new mobile technology; anticipated benefits to the Group of the One Vodafone programme; growth in customers and usage; future performance, including turnover, average revenue per user (“ARPU”), cash flows, costs, capital expenditures; depreciation and amortisation costs; and margins, non-voice services and their revenue contribution; share purchases; the rate of dividend growth by the Group or its existing investments; expectations regarding the Group’s access to adequate funding for its working capital requirements; expected effective tax rates and expected tax payments; the ability to realise synergies through cost savings, revenue generating services, benchmarking and operational experience; future acquisitions, including increases in ownership in existing investments and pending offers for investments; future disposals; contractual obligations; mobile penetration and coverage rates; the impact of regulatory and legal proceedings involving Vodafone; expectations with respect to long-term shareholder value growth; Vodafone’s ability to be the mobile market leader, overall market trends and other trend projections.

Forward-looking statements are sometimes, but not always, identified by their use of a date in the future or such words as “anticipates”, “aims”, “could”, “may”, “should”, “expects”, “believes”, “intends”, “plans” or “targets”. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to, the following:

•	changes in economic or political conditions in markets served by operations of the Group that would adversely affect the level of demand for mobile services;

•	greater than anticipated competitive activity requiring changes in pricing models and/or new product offerings or resulting in higher costs of acquiring new customers or providing new services;

•	the impact on capital spending from investment in network capacity and the deployment of new technologies, or the rapid obsolescence of existing technology;

•	slower customer growth or reduced customer retention;

•	the possibility that technologies, including mobile internet platforms, and services, including 3G services, will not perform according to expectations or that vendors’ performance will not meet the Group’s requirements;

•	changes in the projected growth rates of the mobile telecommunications industry;

•	the Group’s ability to realise expected synergies and benefits associated with 3G technologies and the integration of our operations and those of acquired companies;

•	future revenue contributions of both voice and non-voice services offered by the Group;

•	lower than expected impact of GPRS, 3G and Vodafone live! and other new or existing products, services or technologies on the Group’s future revenues, cost structure and capital expenditure outlays;
•	the ability of the Group to harmonise mobile platforms and any delays, impediments or other problems associated with the roll-out and scope of 3G technology and services and Vodafone live! and other new or existing products, services or technologies in new markets;

•	the ability of the Group to offer new services and secure the timely delivery of high-quality, reliable GPRS and 3G handsets, network equipment and other key products from suppliers;

•	greater than anticipated prices of new mobile handsets;

•	the ability to realise benefits from entering into partnerships for developing data and internet services and entering into service franchising and brand licensing;

•	the possibility that the pursuit of new, unexpected strategic opportunities may have a negative impact on one or more of the measurements of our financial performance and may affect the level of dividends;

•	any unfavourable conditions, regulatory or otherwise, imposed in connection with pending or future acquisitions or dispositions;

•	changes in the regulatory framework in which the Group operates, including possible action by regulators in markets in which the Group operates or by the European Commission regulating rates the Group is permitted to charge;

•	the Group’s ability to develop competitive data content and services which will attract new customers and increase average usage;

•	the impact of legal or other proceedings against the Group or other companies in the mobile telecommunications industry;

•	the possibility that new marketing campaigns or efforts are not an effective expenditure;

•	the possibility that the Group’s integration efforts do not increase the speed to market for new products or improve the Group’s cost position;

•	changes in exchange rates, including particularly the exchange rate of pounds sterling to the euro, US dollar and the Japanese yen;

•	the risk that, upon obtaining control of certain investments, the Group discovers additional information relating to the businesses of that investment leading to restructuring charges or write-offs or with other negative implications;

•	changes in statutory tax rates and profit mix which would impact the weighted average tax rate;

•	changes in tax legislation in the jurisdictions in which the Group operates;

•	final resolution of open issues which might impact the effective tax rate;

•	timing of tax payments relating to the resolution of open issues; and,

•	loss of suppliers or disruption of supply chains.

Furthermore, a review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under “Risk Factors and Legal Proceedings – Risk Factors” in the Company’s Annual Report for the year ended 31 March 2005, which is available on www.vodafone.com. All subsequent written or oral forward-looking statements attributable to the Company or any member of the Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Neither Vodafone nor any of its affiliates intends to update these forward-looking statements.

40	| Shareholder Information

Vodafone, Vodafone live!, Vodafone Mobile Connect, Vodafone Wireless Office and Vodafone Simply are trademarks of the Vodafone Group.

We want to keep the environmental impact of the documents in our annual report package to a minimum. We have therefore given careful consideration to the production process. The paper used was manufactured in the UK at mills with ISO14001 accreditation. It is 75% recycled from de-inked post consumer waste. This document was printed by Butler and Tanner, a company accredited to ISO14001, using inks which are vegetable based. By undertaking all printing, binding and mailing within a 24 mile radius, further environmental savings in terms of transport and energy are achieved. All the steps we have taken demonstrate our commitment to making sustainable choices.

Designed and produced by Barrett Howe Plc

Vodafone Group Plc
Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN
England
Registered in England No. 1833679
Tel: +44 (0) 1635 33251
Fax: +44 (0) 1635 45713
www.vodafone.com
Printed in the United Kingdom

Back to Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: June 8, 2005	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary